Exhibit 99.1

Execution Version

GRANITE REAL ESTATE INVESTMENT TRUST

-and-

GRANITE REIT INC.

EQUITY DISTRIBUTION AGREEMENT

November 3, 2021

BMO Nesbitt Burns Inc.

First Canadian Place

100 King Street West, 5th Floor

Toronto, Ontario M5X 1H3

Scotia Capital Inc.

Scotia Plaza

40 King St. West, 64th Floor

Toronto, Ontario M5W 2X6

TD Securities Inc.

66 Wellington Street W,

9th Floor

Toronto, Ontario M5K 1A2

Attention: Mr. Kevan Gorrie, Chief Executive Officer

Dear Sirs and Mesdames:

Re: ATM Distribution

Granite Real Estate Investment Trust, a real estate investment trust formed under the laws of the Province of Ontario (the “REIT”), and Granite REIT Inc., a corporation incorporated under the laws of the Province of British Columbia (“Granite GP”), confirm their agreement (this “Agreement”) with, BMO Nesbitt Burns Inc., Scotia Capital Inc. and TD Securities Inc. (collectively, the “Agents”) to issue and sell trust units of the REIT (“REIT Units”) and common shares in the capital of Granite GP (“GP Shares”), which shall be issued and traded as stapled units (the “Units”) with each Unit consisting of one REIT Unit and one GP Share, upon and subject to the terms and conditions contained herein. The following are the terms and conditions of this Agreement:

ARTICLE 1

DEFINITIONS

1.1 In this Agreement, the following terms shall have the following meanings:

“Agents” has the meaning given thereto on the first page hereof;

“Agents’ Disclosure” means disclosure in respect of one or more Agents provided to Granite in writing by an Agent for inclusion in the applicable disclosure document;

“Agreement” has the meaning given thereto on the first page hereof;

“Amendment Date” has the meaning given thereto in Section 9.1(a)(i) hereof;

“AMF Exemption” has the meaning given thereto in Section 8.1(mm) hereof;

“Annual Information Form” means the then current annual information form of Granite filed in accordance with NI 51-102, which as of the date hereof is the annual information form of Granite dated March 3, 2021;

“Anti-Money Laundering Laws” has the meaning given thereto in Section 8.1(dd) hereof;

“Applicable Time” means, with respect to any Placement Units, the time of sale of such Placement Units pursuant to this Agreement;

“Authorized Representative” has the meaning given thereto in Section 3.1 hereof;

“Base Prospectuses” means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus;

“BHC Act Affiliate” has the meaning given thereto in Section 19.6(c) hereof;

“Business” means, as the context requires, the assets held and the businesses carried on, directly or indirectly, by Granite, including all entities and properties in which Granite has a direct or indirect economic interest, including all Material Agreements and related agreements and liabilities;

“Business Day” means any day on which the TSX is open for business;

“Canadian Base Prospectus” means the Canadian Final Base Prospectus relating to the Shelf Securities, at the time the Reviewing Authority issued the Final Receipt with respect thereto in accordance with Canadian Securities Laws, Canadian Shelf Procedures, and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, including but not limited to, all Designated News Releases;

“Canadian Final Base Prospectus” means the final short form base shelf prospectus (in both the English and French languages) of the REIT and Granite GP dated October 1, 2021;

“Canadian Marketplace” has the meaning given thereto in Section 4.1 hereof;

“Canadian Preliminary Base Prospectus” means the preliminary short form base shelf prospectus (in both the English and French languages) of the REIT and Granite GP dated September 22, 2021;

“Canadian Prospectus” means the Canadian Prospectus Supplements (and any additional Canadian Prospectus Supplement prepared in accordance with the provisions of this Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus;

“Canadian Prospectus Supplements” means the most recent prospectus supplement to the Canadian Base Prospectus relating to the Placement Units, filed or to be filed, as applicable, by the REIT and Granite GP with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws;

“Canadian Qualifying Authorities” means the securities regulatory authorities in each of the provinces and territories of Canada;

“Canadian Qualifying Jurisdictions” means each of the provinces and territories of Canada;

“Canadian Securities Laws” means the applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions;

“Canadian Shelf Procedures” means NI 44-101 and NI 44-102;

“Claims” has the meaning given thereto in Section 12.1 hereof;

“Comfort Letter” and “Comfort Letters” each has the meaning given thereto in Section 9.1(p) hereof;

“Covered Entity” has the meaning given thereto in Section 19.6(c) hereof;

“COVID-19 Outbreak” has the meaning given thereto in Section 8.1(cc) hereof;

“Default Right” has the meaning given thereto in Section 19.6(c) hereof;

“Designated News Release” means a news release disseminated by the REIT or Granite GP in respect of previously undisclosed information that, in the REIT or Granite GP’s determination, constitutes a material fact (as such term is defined in Canadian Securities Laws) and identified by the REIT or Granite GP as a “designated news release” in writing on the face page of the version of such news release that is filed by the REIT or Granite GP on SEDAR;

“Disclosure Documents” means all publicly available press releases, material change reports, financial statements and other documents that have been disclosed by the REIT and Granite GP to the public and filed with Canadian provincial and territorial securities regulatory authorities and the SEC and filed and posted on SEDAR and EDGAR;

“Disclosure Package” has the meaning given thereto in Section 8.1(b) hereof;

“EDGAR” means the SEC’s Electronic Data Gathering Analysis and Retrieval System;

“Environmental Laws” means any Canadian, United States and other applicable foreign, federal, provincial, state, local or municipal laws, statutes, codes, rules, orders, regulations and common law relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants;

“Environmental Permits” means any permits, licenses, registrations or other approvals required or issued pursuant to Environmental Laws;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“Final Receipt” has the meaning given thereto in Section 7.1 hereof;

“Granite” means the REIT, Granite GP and their subsidiaries;

“Granite Entity” means any one of the REIT, Granite GP, Granite LP or any of the corporations and partnerships directly or indirectly controlled by Granite LP;

“Granite GP” has the meaning given thereto in the opening paragraphs of this Agreement;

“Granite LP” means Granite REIT Holdings Limited Partnership;

“Governmental Body” means any (a) multinational, federal, provincial, territorial, state, municipal, local or other government or public department, court, commission, board, bureau, agency or instrumentality, domestic or foreign; (b) any subdivision or authority of any of the foregoing; (c) any quasi-governmental, self-regulatory organization or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, its members or any of the above; or (d) any arbitrator exercising jurisdiction over the affairs of the applicable Person, asset, obligation or other matter;

“Hazardous Substance” means any solid, liquid, gas, odour, heat, sound, vibration, radiation, or any combination of the foregoing (a) that may in any amount or concentration impair the natural environment, injure or damage property or plant or animal life or harm or impair the health of any individual, or (b) that is defined or regulated by any Environmental Law as dangerous, toxic, hazardous or as a contaminant, pollutant or waste;

“IFRS” has the meaning given thereto in Section 8.1(v) hereof;

“Indemnified Party” or “Indemnified Parties” has the meaning given thereto in Section 12.1 hereof;

“Initial Comfort Letters” has the meaning given thereto in Section 9.1(p) hereof;

“Investment Company Act” has the meaning given thereto in Section 8.1(pp) hereof;

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus” as defined in Rule 433 relating to the Placement Units that: (i) is required to be filed with the SEC by the REIT and Granite GP; or (ii) is exempt from filing pursuant to Rule 433(d)(5)(i), in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the REIT or Granite GP’s records pursuant to Rule 433(g);

“Material Adverse Effect” means any change, event or effect that is or would reasonably be expected to be materially adverse to (i) the condition (financial or otherwise), earnings, properties, assets, business, operations or results of operations of the REIT or Granite GP and its subsidiaries, taken as a whole (which, for greater certainty, includes anything that would result in the Prospectuses containing a misrepresentation within the meaning of Canadian Securities Laws and all applicable United States federal securities law), or (ii) the ability of the REIT and Granite GP to perform its obligations under, and consummate the transactions contemplated by, this Agreement;

“Material Agreements” means, collectively, the agreements referred to in the Annual Information Form under the heading “Material Contracts”;

“Net Proceeds” has the meaning given thereto in Section 6.1 hereof;

“NI 21-101” means National Instrument 21-101 Market Operations;

“NI 44-101” means National Instrument 44-101 Short Form Prospectus Distributions;

“NI 44-102” means National Instrument 44-102 Shelf Distributions;

“NI 51-102” means National Instrument 44-102 Continuous Disclosure Obligations;

“NYSE” means the New York Stock Exchange;

“Offering” has the meaning given thereto in Section 2.1 hereof;

“Permits” means all permits, consents, waivers, applications, authorizations, licences, certificates, approvals, registrations, franchises, rights, privileges and exemptions or the like issued or granted by any governmental authority or by any other third party, including, without limitation, any Permits pertaining to all applicable laws, regulations, standards, requirements, ordinances, policies, guidelines, orders, approvals, notices, directives, or parts thereof, pertaining to environmental or occupational health and safety matters;

“Person” includes any individual, corporation, limited partnership, general partnership, joint stock company or association, joint venture association, company, trust, bank, trust company, land trust, investment trust, society or other entity, organization, syndicate, whether incorporated or not, trustee, executor or other legal personal representative, and any governmental authority;

“Placement” has the meaning given thereto in Section 3.1 hereof;

“Placement Fee” has the meaning given thereto in Section 3.2 hereof;

“Placement Notice” has the meaning given thereto in Section 3.1 hereof;

“Placement Units” has the meaning given thereto in Section 3.1 hereof;

“Prospectus Supplements” means, collectively, the Canadian Prospectus Supplements and the U.S. Prospectus Supplements;

“Prospectuses” means, collectively, the Canadian Prospectus and the U.S. Prospectus;

“Registration Statement” has the meaning given thereto in Section 7.2 hereof;

“Release” means any discharge, including any emission, release, deposit, issuance, spray, escape, spill or leak;

“Representation Date” has the meaning given thereto in Section 9.1(n) hereof;

“Reviewing Authority” has the meaning given thereto in Section 7.1 hereof;

“Rule 433” means Rule 433 under the U.S. Securities Act;

“Rules and Regulations” has the meaning given thereto in Section 7.2 hereof;

“Sanctions” has the meaning given thereto in Section 8.1(ee) hereof;

“SEC” means the United States Securities and Exchange Commission;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Settlement Date” has the meaning given thereto in Section 6.1 hereof;

“Shelf Securities” has the meaning given thereto in Section 7.1 hereof;

“Tax Act” means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder;

“Tax Code” means the Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated under the Code, and administrative rulings and judicial decisions, in each case as of the date hereof;

“Trading Day” means any day on which the TSX is open for trading;

“Transaction Documents” has the meaning given thereto in Section 8.1(t) of this Agreement

“Trustees” means the trustees from time to time of the REIT;

“TSX” means the Toronto Stock Exchange;

“U.S. Base Prospectus” means the Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10, the U.S. Securities Act and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date it became effective under the U.S. Securities Act;

“U.S. Prospectus” means the most recent U.S. Prospectus Supplement (and any additional U.S. prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the SEC in accordance with General Instruction II.L of Form F-10) together with the most recent U.S. Base Prospectus;

“U.S. Prospectus Supplements” means the Canadian Prospectus Supplements, with such deletions therefrom and additions thereto as are permitted or required by Form F-10, the U.S. Securities Act and the Rules and Regulations, relating to the offering of the Placement Units, filed or to be filed, as applicable, by the REIT and Granite GP with the SEC pursuant to General Instruction II.L of Form F-10, and “U.S. Prospectus Supplement” means any one of the U.S. Prospectus Supplements;

“U.S. Securities Act” means the United Stated Securities Act of 1933, as amended; and

“U.S. Special Resolution Regime” has the meaning given thereto in Section 19.6(c) hereof.

ARTICLE 2

ISSUANCE AND SALE OF UNITS

2.1 The REIT and Granite GP agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell through the Agents or any one of them, Units having an aggregate sales price of up to $250,000,000 (the “Offering”). The issuance and sale of the Units through the Agents will be effected pursuant to the Canadian Prospectus and the Registration Statement filed by the REIT and Granite GP, which has become effective by the SEC pursuant to Rule 467(a) under the U.S. Securities Act.

ARTICLE 3

PLACEMENTS

3.1 Each time that the REIT and Granite GP wish to issue and sell Units hereunder (each, a “Placement”), they will notify the applicable Agent or Agents by e-mail notice (or other method mutually agreed to in writing by the parties) (a “Placement Notice”), containing the parameters within which they desire to sell the Units, which shall at a minimum include the number of Units to be sold pursuant to this

Agreement (“Placement Units”), the time period during which sales are requested to be made, any limitation on the number of Placement Units that may be sold in any one Trading Day, whether the REIT and Granite GP desire the Placement Units to be sold on a particular stock exchange, and any minimum price below which sales may not be made and the amount of the Placement Fee (as defined below). The Placement Notice shall originate from any of the individuals (each an “Authorized Representative”) from the REIT and Granite GP set forth on Schedule 1 attached hereto, and shall be addressed to each of the respective individuals from the applicable Agent or Agents set forth on Schedule 1 attached hereto, as such Schedule 1 may be amended from time to time by written notice to each of the parties hereto. The Placement Notice shall be effective upon delivery to each of the respective individuals from the applicable Agent or Agents unless and until: (i) the applicable Agent or Agents declines to accept the terms contained therein for any reason, in its sole discretion, in accordance with the notice requirements set forth in Section 5.1; (ii) the entire amount of the Placement Units have been sold; (iii) the REIT and Granite GP suspend or terminate the Placement Notice in accordance with the notice requirements set forth in Article 5 or Article 15, as applicable; (iv) the REIT and Granite issue a subsequent Placement Notice with parameters superseding those on the earlier Placement Notice; or (v) this Agreement has been terminated under the provisions of Article 14. Notwithstanding the foregoing, the REIT and Granite GP may not deliver a Placement Notice to an Agent if the REIT and Granite GP have delivered a continuing Placement Notice to any other Agent, unless the REIT and Granite GP have terminated the prior Placement Notice in accordance with the notice requirements set forth in Article 5.

3.2 The amount of compensation to be paid by the REIT and Granite GP to each Agent with respect to each Placement for which such Agent acted as sales Agent under this Agreement shall be equal to up to 2% of the gross proceeds from such Placement (the “Placement Fee”).

3.3 It is expressly acknowledged and agreed that none of the REIT, Granite GP or the Agents will have any obligation whatsoever with respect to a Placement or any Placement Units unless and until the REIT and Granite GP deliver a valid Placement Notice to the applicable Agent, which Placement Notice has not been declined, suspended or otherwise terminated in accordance with the terms of this Agreement, and then only upon the terms specified therein and herein. It is also expressly acknowledged that the Agents will be under no obligation to purchase Placement Units on a principal basis. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice will prevail.

3.4 Under no circumstances shall the REIT and Granite GP deliver a Placement Notice if after giving effect to the issuance of the Placement Units requested to be issued under such Placement Notice, the aggregate sales price of the Placement Units sold pursuant to this Agreement would exceed $250,000,000.

ARTICLE 4

SALE OF PLACEMENT UNITS BY THE AGENTS

4.1 Subject to the terms and conditions of this Agreement, upon the issuance of a Placement Notice by REIT and Granite GP, and unless the sale of the Placement Units described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, each of the applicable Agents will severally and not jointly use its commercially reasonable efforts consistent with its normal trading and sales practices to sell on behalf of the REIT and Granite GP and as agent, such Placement Units up to the amount specified during the time period specified, and otherwise in accordance with the terms of such Placement Notice. The Agents severally and not jointly covenant and the REIT and Granite GP acknowledge that the Agents will conduct the sale of Placement Units in compliance with applicable law, rules and regulations including, without limitation, all applicable United States federal securities laws, including the U.S. Securities Act and the Exchange Act, all applicable Canadian Securities Laws, and, if applicable, the rules of the TSX, and that such compliance may include a delay in commencement of sales efforts after receipt of a Placement Notice. The applicable Agent will provide written confirmation to the REIT and Granite GP no later than the opening of the Trading Day immediately following the Trading Day on which it has made sales of Placement Units hereunder setting forth the number of Placement Units sold on such day (showing the number of Placement Units sold on the TSX, on any other “marketplace” (as such term is defined in NI 21-101) in Canada (a “Canadian Marketplace”), and pursuant to any other sales method used by the Agents), the average price of the Placement Units sold (showing the average price of the Placement Units sold on the TSX, a Canadian Marketplace and pursuant to any other sales method used by the Agents), the gross proceeds, the commissions payable by the REIT and Granite GP to the Agents with respect to such sales, and the Net Proceeds payable to the REIT and Granite GP. The applicable Agents also severally (and not jointly) agree to assist the REIT and Granite GP with such other periodic reporting as may be reasonably requested by the REIT and Granite GP with respect to the sales of Placement Units. Subject to the terms and conditions of the Placement Notice, the Agents may sell Placement Units by any method permitted by law that constitutes an “at the market distribution” under NI 44-102, including, without limitation, sales made directly on the TSX, or on any Canadian Marketplace. The Placement Units will not be sold on the NYSE, or on any other “marketplace” (as such term is defined in NI 21-101) in the United States.

4.2 Each of the Agents, as applicable, hereby covenants and agrees that, during the time the applicable Agent is the recipient of a Placement Notice pursuant to Section 3.1 hereof that has not been declined, suspended or terminated in accordance with the terms hereof, such Agent will prudently and actively monitor the market’s reaction to trades made on any “marketplace” (as such term is defined in NI 21-101) pursuant to this Agreement in order to evaluate the likely market impact of future trades, and that, if such Agent that is the recipient of the Placement Notice has concerns as to whether a particular sale contemplated by a Placement Notice may have a significant effect on the market price of the Units, the applicable Agent will, upon receipt of the applicable Placement Notice, recommend to the REIT and Granite GP against effecting the trade at that time or on the terms proposed. Notwithstanding the foregoing, the REIT and Granite GP acknowledge and agree that the Agents cannot provide complete assurances that any sale will not have a significant effect on the market price of the Units.

4.3 The Agents severally and not jointly covenant that the Agents will not (nor will any affiliate thereof or person or company acting jointly or in concert therewith) over-allot Placement Units in connection with the distribution of Placement Units in an “at-the-market distribution” (as defined in NI 44-102) or effect any other transactions that are intended to stabilize or maintain the market price of the Units in connection with such distribution.

4.4 Notwithstanding anything to the contrary set forth in this Agreement or in a Placement Notice, the REIT and Granite GP acknowledge and agree that: (i) there can be no assurance that the Agents will be successful in selling any Placement Units or as to the price at which any Placement Units are sold, if at all; and (ii) the Agents will incur no liability or obligation to the REIT or Granite GP or any other person or entity if they do not sell Placement Units for any reason other than a failure by the Agents to use their commercially reasonable efforts consistent with their normal trading and sales practices to sell on behalf of the REIT and Granite GP and as agent such Placement Units as provided under this Article 4.

ARTICLE 5

SUSPENSION OF SALES

5.1 The REIT and Granite GP, or the applicable Agent or Agents, may, upon notice to the other party or parties in writing, by telephone (confirmed immediately by e-mail) or by e-mail notice (or other method mutually agreed to in writing by the parties), suspend any sale of Placement Units for any reason at any time for which it has delivered or received, as applicable, a Placement Notice; provided, however, that such suspension shall not affect or impair any party’s obligations with respect to any Placement Units sold hereunder prior to the receipt of such notice. The REIT, Granite GP and each of the Agents, severally and not jointly, agree that no such notice shall be effective against any other party unless it is made to, with respect to the REIT and Granite GP, each of the individuals named as being authorized to act on behalf of the REIT and Granite GP on Schedule 1 attached hereto or, with respect to the applicable Agent, each of the individuals named as being authorized to act on behalf of the applicable Agent on Schedule 1 attached hereto, in each case, as such Schedule 1 may be amended from time to time by written notice to each of the parties hereto.

5.2 Notwithstanding any other provision of this Agreement, during any period in which the REIT or Granite GP is in possession of material non-public information, the REIT, Granite GP and the Agents (provided they have been given prior written notice of such by the REIT and Granite GP, which notice the Agents, severally and not jointly, agree to treat confidentially) agree that no sale of Placement Units will take place. The REIT, Granite GP and each of the Agents, severally and not jointly, agree that no such notice shall be effective against any applicable Agent unless it is made to, with respect to the applicable Agent, each of the respective individuals named as being authorized to act on behalf of such Agent on Schedule 1 attached hereto, in each case, as such Schedule 1 may be amended from time to time by written notice to each of the parties hereto.

ARTICLE 6

SETTLEMENT

6.1 Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Units will occur on the second (2nd) Trading Day on the applicable stock exchange on which the Placement Units were sold or, if the Placement Units are not sold on a stock exchange, on the second (2nd) Trading Day (or, in either case, such earlier day as is agreed by the REIT, Granite GP and the applicable Agent or Agents to be industry practice for regular-way trading) following the date on which such sales are made (each a “Settlement Date”). The amount of proceeds to be delivered to the REIT and Granite GP on a Settlement Date against the receipt of the Placement Units sold (“Net Proceeds”) will be equal to the aggregate sales price at which such Placement Units were sold, after deduction for the commission or other compensation for such sales payable by the REIT and Granite GP to the applicable Agent pursuant to Section 3.2 hereof.

6.2 On each Settlement Date, the REIT and Granite GP will, or will cause its transfer agent to, electronically transfer the Placement Units being sold by crediting the applicable Agent’s account or its designee’s account (provided that the applicable Agent shall have given the REIT and Granite GP written notice of such designee at least one (1) Trading Day prior to the Settlement Date) at CDS Clearing and Depository Services Inc. though its CDSX system or by such other means of delivery as may be mutually agreed upon by the parties hereto and, upon receipt of such Placement Units, which in all cases shall be freely tradeable, transferable, registered shares in good deliverable form, the applicable Agent will, on each Settlement Date, deliver the related Net Proceeds in same day funds to an account designated by the REIT and Granite GP prior to the Settlement Date. If the REIT or Granite GP default in their obligation to deliver Placement Units on a Settlement Date, the REIT and Granite GP agree that in addition to and in no way limiting the rights and obligations set forth in Article 12 hereto, it will: (i) hold the Agents harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the REIT or Granite GP; and (ii) pay to each Agent any commission, discount, or other compensation to which such Agent would otherwise have been entitled absent such default; provided, however, that without limiting Article 12 herein, the REIT or Granite GP shall not be obligated to pay to the applicable Agent any commission, discount or other compensation on any Placement Units that it is not possible to settle due to: (i) a suspension or material limitation in trading in securities generally on the TSX; (ii) a material disruption in securities settlement or clearance services in Canada; or (iii) failure by an Agent to comply with its obligations under the terms of this Agreement.

ARTICLE 7

REGISTRATION STATEMENT AND PROSPECTUSES

7.1 The REIT and Granite GP have prepared and filed with the Canadian Qualifying Authorities in the Canadian Qualifying Jurisdictions the Canadian Preliminary Base Prospectus and the Canadian Final Base Prospectus, in respect of an aggregate offering price of up to $1,500,000,000 for the offer and issue of the following securities: (i) Units; (ii) stapled convertible debentures; (iii) stapled subscription receipts; (iv) stapled warrants; and (v) units comprised of some or all of the other securities described above, or any combination thereof (collectively, the “Shelf Securities”) in each case in accordance with Canadian Securities Laws. The Ontario Securities Commission (the “Reviewing Authority”) is the principal regulator of the REIT and Granite GP under the passport system procedures provided for under Multilateral Instrument 11- 102 Passport System and National Policy 11-202 Process for Prospectus Reviews in Multiple Jurisdictions in respect of the Shelf Securities and the Offering. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued, on behalf of itself and the other Canadian Qualifying Authorities, for the Canadian Preliminary Base Prospectus. The Reviewing Authority has issued a receipt on October 4, 2021 evidencing that a receipt has been issued on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Final Base Prospectus (the “Final Receipt”). The Canadian Prospectus Supplements provide and shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference in the Canadian Base Prospectus.

7.2 The REIT and Granite GP have also prepared and filed with the SEC, pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the SEC, a registration statement on Form F-10 (File No. 333-260011) covering the registration of the Shelf Securities (other than the stapled convertible debentures) under the U.S. Securities Act and the rules and regulations (the “Rules and Regulations”) of the SEC thereunder, and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(a) under the U.S. Securities Act. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein at such time, is herein called the “Registration Statement”.

7.3 Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the SEC or Canadian Qualifying Authorities, as applicable, on or after the effective dates of the Registration Statement or the dates of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplements and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction pursuant to SEDAR and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplements and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with the SEC pursuant to EDGAR.

7.4 The REIT and Granite GP have also prepared and filed with the SEC appointments of agent for service of process upon the REIT and Granite GP on Form F-X in conjunction with the filing of the Registration Statement.

7.5 All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus shall be deemed to mean and include the filing of any document under the Exchange Act, and which is deemed to be incorporated therein by reference or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, as the case may be. All references in this Agreement to financial statements and other information which is “described,” “contained,” “included” or “stated” in the Canadian Base Prospectus or the Canadian Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Prospectus.

ARTICLE 8

REPRESENTATIONS AND WARRANTIES OF THE REIT AND GRANITE GP

8.1 The REIT and Granite GP hereby jointly and severally represent and warrant to, and agree with, each of the Agents that:

(a)

Registration Statement and Prospectuses. The REIT and Granite GP are qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Canadian Qualifying Jurisdictions and the entering into of this Agreement will not cause the Final Receipt to no longer be effective. At the time of filing of the Registration Statement, the REIT and Granite GP met, and as of the date hereof the REIT and Granite GP meet, the general eligibility requirements for use of Form F-10 under the U.S. Securities Act. Any amendment or supplement to the Registration Statement or the Prospectuses required by this Agreement will be so prepared and filed by the REIT and Granite GP and, as applicable, the REIT and Granite GP will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. No stop order suspending the effectiveness of the Registration Statement has been issued, and no proceeding for that purpose has been instituted or, to the knowledge of the REIT or Granite GP, threatened by the SEC. No order preventing or suspending the use of the Base Prospectuses, the Prospectus Supplements, the Prospectuses or any Issuer Free Writing Prospectus has been issued by the SEC or any Canadian Qualifying Authority. The Canadian Prospectus, at the time of filing thereof with the Canadian Qualifying Authorities, complied in all material respects and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did not and, as of each Applicable Time and Settlement Date, if any, will not contain a misrepresentation, as defined under Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did and, as of each Applicable Time and Settlement Date, if any, will contain full, true and plain disclosure of all material facts relating to the Placement Units and to the REIT and Granite GP. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Agents furnished to the REIT and Granite GP in writing by or on behalf of the Agents expressly for use therein. The U.S. Prospectus, at the time first filed in accordance with General Instruction II.L. of Form F-10, conformed in all material respects and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10, the U.S. Securities Act and the Rules and Regulations. The REIT and Granite GP have delivered to the Agents one complete copy of each of the Canadian Final Base Prospectus and the Registration Statement and a copy of each consent of experts filed as a part thereof, and conformed copies of the Canadian Final Base Prospectus and the Registration Statement (without exhibits) and the Prospectuses, as may be amended or supplemented, in such quantities and at such places as the Agents have reasonably requested. At the time of filing of the Registration Statement and at the earliest time after the filing of the Registration Statement that the REIT, Granite GP or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the U.S. Securities Act) of the Units, the REIT and Granite GP were not and, as of the date of this Agreement, are not, an Ineligible Issuer (as defined in Rule 405 under the U.S. Securities Act), without taking account of any determination by the SEC pursuant to Rule 405 under the U.S. Securities Act that it is not necessary that the REIT or Granite GP be considered an Ineligible Issuer.

(b)

No misstatement or omission. Each part of the Registration Statement, when such part became or becomes effective, at any deemed effective date pursuant to Form F-10, the U.S. Securities Act and the Rules and Regulations on the date of filing thereof with the SEC and at each Applicable Time and Settlement Date, and the U.S. Prospectus, on the date of filing thereof with the SEC and at each Applicable Time and Settlement Date, conformed in all material respects or will conform in all material respects with the requirements of the Rules and Regulations; each part of the Registration Statement, when such part became or becomes effective, did not or will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the U.S. Prospectus, on the date of filing thereof with the SEC, and the U.S. Prospectus and the applicable Issuer Free Writing Prospectus(es), if any, issued at or prior to such Applicable Time, taken together (collectively, and with respect to any Placement Units, together with the applicable sale price of such Placement Units, the “Disclosure Package”) and at each Applicable Time and Settlement Date, did not or will not include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance on information furnished in writing to the REIT and Granite GP by or on behalf of the Agents expressly stating that such information is intended for use in the Registration Statement, the U.S. Prospectus, or any amendment or supplement thereto, it being understood and agreed that the only such information furnished by any Agent consists of the information described as such in Section 12.1 hereof.

(c)

Maximum amount. The aggregate offering amount of all securities issued and sold pursuant to the Base Prospectuses does not, and upon completion of the Offering will not, exceed $1,500,000,000, being the maximum allowable amount thereunder, unless such Base Prospectuses are amended or amended and restated and a receipt issued therefor pursuant to which the maximum amount allowable thereunder is increased, and in such case, the aggregate amount of all securities issued and sold pursuant thereto, including the completion of the Offering, will not exceed such maximum allowable amount.

(d)	Incorporation and good standing.

(i)

Granite LP is a limited partnership validly created and existing under the laws of the Province of Québec, the directors of Granite GP, in its capacity as general partner of Granite LP, have been duly and validly appointed as directors and Granite GP, in its capacity as general partner of Granite LP, has all requisite corporate power and authority to carry on the Business of Granite LP as now conducted and as presently proposed to be conducted and to own or lease and to operate the properties and assets of Granite LP;

(ii)

the REIT is a trust validly created and existing under the laws of the Province of Ontario, the Trustees have been duly and validly appointed as trustees and the Trustees have all requisite power and authority to carry on the Business of the REIT as now conducted and as presently proposed to be conducted and to own or lease and to operate the properties and assets of the REIT and to carry out the obligations of the REIT hereunder;

(iii)

Granite GP is a corporation validly incorporated and existing under the laws of the Province of British Columbia, the directors of Granite GP have been duly and validly appointed as directors and Granite GP has all requisite corporate power and authority to carry on the Business of Granite GP as now conducted and as presently proposed to be conducted and to own or lease and to operate the properties and assets of Granite GP and to carry out the obligations of Granite GP hereunder;

(iv)

each Granite Entity (other than the REIT, Granite GP and Granite LP) has been duly incorporated (or otherwise formed if not a body corporate) and organized and is a valid and subsisting corporation (or other entity) under the laws of its jurisdiction of incorporation or formation;

(v)

each Granite Entity (other than the REIT, Granite GP and Granite LP) has all requisite power and authority to carry on its Business as now conducted and to own, lease and operate its properties and assets, including as described in the Prospectuses;

(vi)

except as disclosed in the Registration Statement and the Prospectuses and to the Agents, Granite LP owns, directly or indirectly, all of the issued and outstanding shares or units of each of the Granite Entities (other than the REIT and Granite GP), free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever.

(e)

Corporate structure. Granite GP is the beneficial and registered owner of all of the outstanding general partnership interests in Granite LP; the REIT is the beneficial and registered owner of all of the outstanding limited partnership interests in Granite LP; and Granite LP is the beneficial owner or registered owner of all of the outstanding voting or equity securities of Granite Real Estate Inc. and each of the other material subsidiaries referred to in the Annual Information Form under the heading “Granite – Corporate Structure – Organizational Structure and Subsidiaries”.

(f)

No act of bankruptcy. No Granite Entity has committed an act of bankruptcy or is insolvent, proposed a compromise or arrangement to its creditors generally, had a petition or a receiving order in bankruptcy filed against it, made a voluntary assignment in bankruptcy, taken any proceedings with respect to a compromise or arrangement, taken any proceedings to have itself declared bankrupt or wound-up, taken any proceedings to have a receiver appointed for any of its property or has had any execution or distress become enforceable or become levied upon any of its property, nor have any proceedings been taken, instituted or, to the knowledge of Granite are pending, for the dissolution or liquidation of any Granite Entity.

(g)

Canadian reporting issuer. Each of the REIT and Granite GP is a “reporting issuer” or the equivalent in good standing under the Canadian Securities Laws of each of the Canadian Qualifying Jurisdictions and, to the knowledge of Granite, no circumstances exist which could jeopardize any such status.

(h)

No pre-emptive rights. Except as contemplated hereby and as previously disclosed in documents filed on SEDAR and EDGAR, no person firm or corporation, as of the date hereof, has any agreement or option with the REIT or Granite GP, or any right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option with the REIT or Granite GP, for the purchase, subscription or issuance of any Placement Units.

(i)	Listing on TSX and NYSE. The Placement Units will be listed and posted for trading on the TSX and on the NYSE at the Applicable Time.

(j)

Facts relating to the Offering. The REIT and Granite GP have not withheld, and will not withhold, from the Agents any facts relating to the REIT and Granite GP or to the Offering that would be material to prospective purchasers of Placement Units.

(k)

No other fees. Other than as provided for in this Agreement, or otherwise disclosed to the Agents in writing or in the Registration Statement and the Prospectuses, the REIT and Granite GP have not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder’s fees, agent’s commission or other similar forms of compensation with respect to the transactions contemplated herein.

(l)

Compliance with applicable laws. Except to the extent that the failure to take such action or a matter described in this paragraph would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect: (i) all of Granite Entities’ real properties and the buildings constructed thereon are insured against all loss from damage by hazards or risks normally insured against for properties and buildings of similar type and usage, with reasonable deductibles; (ii) all buildings constructed by Granite Entities were constructed in accordance with building Permits properly issued therefor, if required, and all of Granite Entities’ buildings are in material compliance with all applicable building and zoning by-laws; (iii) there are no material defects in such buildings; (iv) there are no outstanding work orders or deficiency notices relating to such buildings from or required by any police or fire department, sanitation authority, health authority or any other federal, national, provincial, territorial, state or municipal authority, foreign or domestic, and there is no matter under discussion with any such department or authority relating to work orders or deficiency notices; and (v) such buildings and all chattels required for the effective operation of such buildings are in good operating condition and are in a state of good repair and maintenance.

(m)

Compliance with Limited Partnership Agreement and Declaration of Trust. Granite LP has conducted and is conducting its Business in compliance with the terms and provisions of its limited partnership agreement, as amended, and the REIT has conducted and is conducting its Business in compliance with the terms and provisions of the Declaration of Trust;

(n)

REIT status. The REIT qualified as a “real estate investment trust” as defined in the Tax Act for its 2020 taxation year and, as of the date hereof, intends to continue to so qualify throughout 2021 and subsequent taxation years; Granite REIT America Inc. qualified as a “real estate investment trust” as defined in the Tax Code for its 2020 taxation year and has no reasonable grounds to believe that it will not continue to so qualify throughout 2021.

(o)	Tax Act status. The REIT currently qualifies as a “unit trust” and “mutual fund trust” for purposes of the Tax Act.

(p)	Health and safety laws. Except where it would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect:

(i)

all of Granite LP’s real properties and the buildings constructed and operations thereon comply with all applicable federal, national, provincial, territorial, state and municipal environmental, health and safety laws, regulations, rules, directives, instruments, orders, Permits, authorizations and licenses, domestic and foreign;

(ii)

none of such properties, buildings or operations is subject to any judicial or administrative proceeding alleging the violation of any federal, national, provincial, territorial, state or municipal environmental, health or safety law, regulation, rule, directive, instrument, order, permit, authorization, license, domestic or foreign, or, to the best of the knowledge of Granite, is subject to any investigation, by or on behalf of a Granite Entity, evaluating whether any remedial action is needed to respond to a Release of any Hazardous Substance into the environment;

(iii)

no Granite Entity nor, to the knowledge of Granite, any tenant in any property in which any Granite Entity has a direct or indirect interest, has filed any notice under any federal, national, provincial, territorial, state or municipal law, regulation, rule, directive, instrument or order, domestic or foreign, indicating past or present treatment, storage or disposal of a Hazardous Substance or reporting a spill or Release of a Hazardous Substance into the environment involving any Granite Entity’s real properties other than those which have been remedied;

(iv)

none of Granite LP’s real properties has been used, during the time Granite LP or Granite Real Estate Inc. has directly or indirectly owned such properties, as a waste storage site or to operate a waste management business;

(v)	Granite LP has no contingent liability of which Granite has knowledge or reasonably should have knowledge in connection with any Release of any

Hazardous Substance on or into the environment from any of Granite LP’s real properties or the buildings and operations thereon;

(vi)

no Granite Entity nor, to the knowledge of Granite, any tenant in any property in which any Granite Entity’s has a direct or indirect interest, generates, transports, treats, stores or disposes of any waste, subject waste, hazardous waste, deleterious substance, industrial waste (as defined in applicable federal, national, provincial, territorial, state or municipal law, regulation, rule, directive, instrument or order, domestic or foreign) on any Granite Entity’s real properties in contravention of applicable federal, national, provincial, territorial, state or municipal law, regulation, rule, directive, instrument or order, domestic or foreign, enacted for the protection of the natural environment or human health; and

(vii)

to the knowledge of Granite, no underground storage tanks or surface impoundments containing a petroleum product or Hazardous Substance are located on any Granite Entity’s real properties in contravention of applicable federal, national, provincial, territorial, state or municipal law, regulation, rule, directive, instrument or order, domestic or foreign, enacted for the protection of the natural environment or human health.

(q)	Transfer agent and registrar. Computershare Investor Services Inc., at its principal office located in the City of Toronto, has been duly appointed as registrar and transfer agent for the Units.

(r)	Capitalization. The authorized capital of the REIT consists of an unlimited number of Units and the authorized capital of Granite GP consists of an unlimited number of GP Shares.

(s)	No default. Except as set forth in the Registration Statement, Prospectus or any Amendment, or where it would not reasonably be expected to have a Material Adverse Effect:

(i)

Granite LP is the beneficial owner of its properties or its interests therein and any and all agreements pursuant to which Granite LP holds any such interests in properties are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms;

(ii)

Granite LP is not in default of any of the provisions of any agreements described in paragraph 8.1(s)(i), which would affect its ability to maintain its beneficial ownership, its interest in such properties, or the operation of its Business as now conducted or proposed to be conducted in respect of such properties, nor has any such default been alleged and such properties are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situate; and

(iii)

all leases pursuant to which Granite LP derives its beneficial or other interests in such properties are in good standing and there has been no material default under any such leases (except for minor and temporary arrears and other similar temporary defaults which occur in the ordinary course of business).

(t)

Execution and Delivery of Agreement. None of: (i) the execution and delivery of this Agreement and any document or instrument to be executed and delivered by the REIT or Granite GP pursuant hereto or as contemplated hereby (the “Transaction Documents”); (ii) the performance and compliance with the terms of this Agreement and any Transaction Documents to be executed and delivered by the REIT or Granite GP; or (iii) the issue and sale of the Placement Units at the Applicable Time and at the Settlement Date, as applicable, would result in any breach of, or be in conflict with or constitute a default under or create a state of facts which (whether after notice or lapse of time or both) would constitute a default under, and none of Granite LP, the REIT or Granite GP is in default under or in breach of: (A) the terms, conditions or provisions of each limited partnership agreement of Granite LP, the Declaration of Trust or any resolution of the Trustees or the holders of REIT Units or any resolution of the directors or shareholders of Granite GP; (B) any material mortgage, note, indenture, contract, agreement, written or oral, instrument, lease or other document to which it is a party, or by which its material property or assets are bound; or (C) any judgment, decree, order, statute, rule or regulation applicable to it, including Canadian Securities Laws and United States federal securities laws and the rules and regulations of the TSX and the NYSE; except any consent, approval, permit, authorization, order or filing required under Canadian Securities Laws or United States federal securities laws or the rules and regulations of the TSX or the NYSE, and except, in each case, any breach or default which would not reasonably be expected to have a Material Adverse Effect.

(u)

Legal proceedings. Except as otherwise disclosed in each of the Registration Statement, the Prospectuses and the Disclosure Package, if any, or any amendment to the Registration Statement or amendment to the Prospectuses, there is no legal or governmental action, proceeding or investigation pending or, to the knowledge of Granite LP, the REIT or Granite GP, threatened, which would question the validity of the creation, issuance or sale of the Placement Units or the validity of any action taken or to be taken by the REIT or Granite GP in connection with this Agreement.

(v)

Financial information. The financial statements included or incorporated by reference in the Prospectuses have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applied on a consistent basis for each period shown therein (except as disclosed in such financial statements) and present fairly in all material respects the combined and consolidated financial position, income, comprehensive income, unitholders’ or shareholders’ equity and cash flows of the REIT and Granite GP, in each case at the dates and for the periods indicated in accordance with IFRS. Any selected financial data set forth in the Registration Statement, the Prospectuses, the Disclosure Package or any amendment to the Registration Statement or amendment to the Prospectuses presents fairly, on the basis stated therein, the financial data as at and for the period referenced therein.

(w)

Compliance with Environmental Laws. Except as set forth in each of the Registration Statement, the Prospectuses and the Disclosure Package, if any, each of the Granite Entities has conducted and is conducting its affairs and Business in compliance in all material respects with all applicable laws, rules, Environmental Laws, regulations, licences and permits and each is licensed, registered or qualified and has all necessary licences and permits in all jurisdictions in which it carries on business to enable its Business as now conducted to be carried on and as presently proposed to be conducted and to enable its assets to be owned or to be leased and to be operated, except where the failure to be so licensed, registered or qualified would not reasonably be expected to have a Material Adverse Effect, and none of such licences, registrations, qualifications and permits held by each of the Granite Entities contains any term, provision, condition or limitation which would reasonably be expected to have a Material Adverse Effect. To the knowledge of Granite, no legislation, regulation, Law or other legal or regulatory requirement currently in force or proposed to be brought into force by any governmental authority which would reasonably be expected to have a Material Adverse Effect.

(x)

Attributes and characteristics of Units. The attributes and characteristics of the Units conform in all material respects to the attributes and characteristics thereof described in the Registration Statement, the Prospectuses and the Disclosure Package, if any.

(y)	Material contracts. No Granite Entity is in default or in breach of any of the Material Agreements to which it is a party, except as would not reasonably be expected to have a Material Adverse Effect.

(z)

Material interest. Except as disclosed in the Registration Statement and the Prospectuses, none of the trustees, directors, officers or employees of any of Granite Entities or any subsidiary or affiliate of any of the foregoing, has any material interest, direct or indirect, in any material transaction or any proposed material transaction with Granite Entities.

(aa)

No Material Adverse Change. Except as has been or will be disclosed in or contemplated by the Registration Statement, the Prospectuses, the Disclosure Package, if any, or any amendment to the Registration Statement or amendment to the Prospectuses, subsequent to December 31, 2020, there has not been any material adverse change, actual or, to the knowledge of Granite, pending, in the capital, assets, liabilities (absolute, accrued, contingent or otherwise), earnings, business, operations or condition (financial or otherwise) or results of the operations of the Granite Entities.

(bb)

Compliance with Anti-Corruption Laws. No Granite Entity, nor any director, officer, agent, employee, affiliate or, to the knowledge of Granite, Person acting on behalf of any such Person, has: (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic governmental official from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act (Canada) or any other Law, rule or regulation of similar purpose and scope; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(cc)

COVID-19. Except as mandated by an applicable governmental authority, which mandates have not materially affected Granite, as at the date of this Agreement, and except as disclosed in the Prospectuses, there has been no suspension of the operations of the Granite Entities as a result of the novel coronavirus disease (COVID-19) outbreak (the “COVID-19 Outbreak”). Granite has been monitoring the COVID-19 Outbreak and the potential impact at all of its operations, and has implemented appropriate measures to support the health of its employees where the Granite Entities operate while continuing to operate.

(dd)

Compliance with Anti-Money Laundering Laws. The operations of the Granite Entities, are and have been conducted at all times in compliance with the anti-money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental authorities to which they are subject, including without limitation, Title 18 U.S. Code Section 1956 and 1957, the Bank Secrecy Act, as amended by the USA PATRIOT Act and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (collectively, the “Anti-Money Laundering Laws”) and no action, suit or proceeding by or before any governmental authority or any arbitrator involving any Granite Entity with respect to the Anti-Money Laundering Laws is, to the knowledge of Granite, pending or threatened.

(ee)

Sanctions. No Granite Entity or, to the knowledge of Granite, any director, officer, agent, employee or affiliate of a Granite Entity is currently the subject or the target of any sanctions administered or enforced by the U.S. government, including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury, Her Majesty’s Treasury or other relevant governmental sanctions authority (collectively, “Sanctions), and Granite will not, to the knowledge of Granite, directly or indirectly use the proceeds of the offering of the Placement Units, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund any activities of or business with any person, or in any country or territory, that, at the time of such funding, is the subject of Sanctions or (ii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions.

(ff)

Internal and disclosure controls. Each of the REIT and Granite GP maintains a system of internal control over financial reporting that complies with the requirements of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and applicable U.S. securities laws that has been designed by such Person’s Chief Executive Officer and Chief Financial Officer, or under their supervision, and effected by such Person’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with such Person’s generally accepted accounting principles, and, except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, if any, each of the REIT and Granite GP is not aware of any material weaknesses in its internal control over financial reporting. Each of the REIT and Granite GP maintains a system of disclosure controls and procedures that is designed to provide reasonable assurance that information required to be disclosed by the REIT or Granite GP under Canadian Securities Laws and applicable U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under Canadian Securities Laws and applicable U.S. securities laws.

(gg)

Tax returns. Other than as disclosed to the Agents or their counsel in writing or in the Registration Statement, the Prospectuses and the Disclosure Package, if any: (i) all tax returns required to be filed by each Granite Entity on or prior to the date hereof have been filed and completely report all income and other amounts and information required to be reported thereon; (ii) all taxes and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax or penalties applicable thereto of each Granite Entity, due or claimed to be due in writing by any taxing authority have been paid by such Granite Entity, whether or not assessed by the appropriate taxing authority, other than non-material amounts or those being contested in good faith and for which adequate reserves have been provided; (iii) no Granite Entity is a party to any agreement, waiver or arrangement with any taxing authority which relates to any extension of time with respect to the filing of any tax returns, elections, designations or similar filings relating to taxes, any payment of taxes or any assessment or collection thereof; (iv) each Granite Entity has collected all amounts on account of sales or transfer taxes required by law to be collected by it and has timely to the appropriate taxing authority any such amounts required to be remitted by it in a timely manner; (v) there is no tax deficiency which has been asserted against any Granite Entity; other than those being contested in good faith and for which adequate reserves have been provided; (vi) all material tax liabilities of the Granite Entities are adequately provided for in accordance with IFRS within the combined financial statements of the REIT and Granite GP for all periods in 2019 and 2020; (vii) except as disclosed to the Agents, there are no audits or investigations in progress or, to the knowledge of Granite, pending or threatened, against any Granite Entity in respect of taxes; and (viii) there are no liens for taxes upon the assets of any Granite Entity.

(hh)

Insurance Policies. Granite has obtained and will maintain insurance policies as are appropriate to the Business covering such hazards and for such amounts as would be commensurate with industry standards and the insured party thereunder is not in default with respect to any insurance policy and has not received any advice or notification that such insurance will be cancelled or will not be renewed.

(ii)

Significant acquisitions. Except as publicly disclosed in documents filed on SEDAR or EDGAR, as the case may be, none of the Granite Entities have completed or announced any intention to complete any “significant acquisitions” (as determined pursuant to NI 51- 102).

(jj)

Enforceability of Agreement. The REIT and Granite GP have duly authorized, executed and delivered this Agreement and this Agreement constitutes a legal, valid and binding obligation of the REIT and Granite GP enforceable against them in accordance with its terms, subject to the exceptions as to enforceability as are contained in the opinion of Blake, Cassels & Graydon LLP referred to in Section 9.1(o) hereof.

(kk)

No consents required. Except as shall have been made or obtained on or before each Applicable Time and associated Settlement Date, no consent, approval, authorization, registration or qualification of any court, governmental agency or body, regulatory authority or contractual party is required for the distribution of the Placement Units or the consummation of the transactions contemplated herein.

(ll)

Qualification. Each of the REIT and Granite GP is: (i) qualified to file a short form prospectus under NI 44-101 pursuant to a decision of the Reviewing Authority dated December 21, 2012; and (ii) qualified to use the Canadian Shelf Procedures pursuant to a decision of the Reviewing Authority dated June 6, 2019;

(mm)

AMF Exemption. The REIT has received from l’Autorité des marchés financiers an exemptive relief decision dated November 2, 2021 (the “AMF Exemption”) pursuant to section 263 of the Securities Act (Québec) providing relief from the requirement under section 40.1 of the Securities Act (Québec) and section 2.2(2) of Règlement 41-101 sur les obligations générales relatives au prospectus to file a French version of the Canadian Prospectus Supplements or the documents incorporated by reference in the Canadian Prospectus Supplements in connection with the Offering, and such relief remains effective;

(nn)

Due authorization. The REIT and Granite GP have the necessary corporate power and authority to execute and deliver the Registration Statement, Prospectuses and the Disclosure Package, if any, and will have the necessary corporate power and authority to execute and deliver any amendment to the Registration Statement or Prospectuses prior to the filing thereof, and all necessary corporate action has been taken by the REIT and Granite to authorize the execution and delivery by it of the Registration Statement, Prospectuses and the Disclosure Package, if any, and the filing thereof, as the case may be, in each of the Canadian Qualifying Jurisdictions under Canadian Securities Laws or with the SEC under the U.S. Securities Act, as applicable.

(oo)

No orders. No Canadian Qualifying Authority or similar regulatory authority or the TSX or the NYSE or the SEC has issued any order which is currently outstanding preventing or suspending trading in any securities of the REIT or Granite GP, no such proceeding is, to the knowledge of Granite, pending, contemplated or threatened and the REIT and Granite GP are not in material default of any applicable requirement of Canadian Securities Laws or of the Exchange Act, the U.S. Securities Act or the Rules and Regulations.

(pp)

Investment Company Act. The REIT and Granite GP have been advised of the rules and requirements under the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder (the “Investment Company Act”). The REIT and Granite GP are not and, after giving effect to the Offering and the application of the Net Proceeds as described in the Registration Statement, the Prospectuses and the Disclosure Package, if any, will not be, required to register as an “investment company” within the meaning of the Investment Company Act.

(qq)

Sarbanes-Oxley Act. There is and has been no failure on the part of Granite nor, to the best of Granite’s knowledge having made due enquiry, any of its director or officers, in their capacities as such, to comply in all material respects with any applicable provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including, without limitation, Section 402 related to loans and Sections 302 and 906 related to certifications.

(rr)

Independent accountants. Granite’s auditors are independent with respect to each of the REIT and Granite GP within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario, and within the meaning of the U.S. Securities Act and the applicable rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board (United States), and since January 1, 2019, there has not been any reportable event within the meaning of NI 51-102 with the auditors.

(ss)

No stabilization. Granite has not taken and will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws, stabilization or manipulation of the price of the Units to facilitate the sale or resale of the Placement Units, and Granite has not taken and will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act, stabilization or manipulation of the price of the Units to facilitate the sale or resale of the Placement Units.

(tt)

Qualified for distribution. The REIT and Granite GP covenant and agree that the Agents shall be entitled to assume that the Placement Units are qualified for distribution in the United States and in the Canadian Qualifying Jurisdictions unless the Agents receive notice to the contrary from the REIT, Granite GP, the SEC or the Canadian Qualifying Authorities.

(uu)

Allotted and reserved for issuance. The Placement Units will be duly and validly authorized, allotted and reserved for issuance and, upon their issuance in accordance with this Agreement at each Settlement Date, once the REIT and Granite GP have received delivery of payment of the purchase price therefor, the Placement Units will be validly issued and outstanding as fully paid and non-assessable Units, and will not have been issued in violation of any pre-emptive rights or contractual rights to purchase securities of any Granite Entity.

(vv)

Form of certificates. The form and terms of the certificates, if any, representing the Placement Units have been duly approved and adopted by the Trustees and comply with all legal requirements, including, without limitation, the by-laws, rules and regulations of the NYSE and the TSX.

(ww)

Purchases by the Agents. The REIT and Granite GP acknowledge and agree that the Agents have informed them that the Agents may, but are not required to, to the extent permitted under the U.S. Securities Act, the Exchange Act, Canadian Securities Laws, this Agreement, purchase and sell Units for the Agents’ own accounts and for the accounts of their clients at the same time as sales of Placement Units occur pursuant to this Agreement.

(xx)

Conformity of Issuer Free Writing Prospectus. Each Issuer Free Writing Prospectus conformed or will conform in all material respects with the requirements of the U.S. Securities Act on the date of first use, and the REIT and Granite have complied or will comply with any filing requirements applicable to such Issuer Free Writing Prospectus pursuant to the U.S. Securities Act. Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the applicable sale of the Placement Units, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the Prospectuses, including any document incorporated by reference therein that has not been superseded or modified. The REIT or Granite GP have not made any offer relating to the Placement Units that would constitute an Issuer Free Writing Prospectus without the prior written consent of the Agents. The REIT and Granite GP have retained in accordance with the U.S. Securities Act all Issuer Free Writing Prospectuses that were not required to be filed pursuant to the U.S. Securities Act.

ARTICLE 9

COVENANTS OF GRANITE

9.1 Granite covenants and agrees with each of the Agents that:

(a)	Prospectus and Registration Statement Amendments. After the date of this Agreement and until the completion of the sales contemplated hereunder, Granite will:

(i)

notify the Agents promptly of the time when any subsequent amendment to the Canadian Base Prospectus or the Registration Statement has been filed with any Canadian Qualifying Authority or the SEC and has become effective or where a receipt has been issued therefor, as applicable, or any subsequent supplement to the U.S. Prospectus or the Canadian Prospectus has been filed (each, an

“Amendment Date”) and of any request by the SEC or any Canadian Qualifying Authority for any amendment or supplement to the Registration Statement or the Prospectuses or for additional information;

(ii)	file promptly all other material required to be filed by it with the SEC pursuant to Rule 433(d) and with the Canadian Qualifying Authorities;

(iii)

submit to the Agents a copy of any amendment or supplement to the Registration Statement or the Prospectuses (other than a copy of any documents incorporated by reference into the Registration Statement or the Prospectuses) a reasonable period of time before the filing thereof and will afford the Agents and the Agents’ counsel a reasonable opportunity to comment on any such proposed filing and to perform any due diligence investigations as may reasonably be required prior to such proposed filing;

(iv)

furnish to the Agents at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Registration Statement or the Prospectuses (provided that Granite shall not be required to deliver documents or information incorporated by reference into the Registration Statement or the Prospectuses if such documents are accessible from SEDAR or EDGAR);

(v)

cause each amendment or supplement to the U.S. Prospectus to be filed with the SEC as required pursuant to General Instruction II.L of Form F-10 of the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the SEC as required pursuant to the Exchange Act, within the time period prescribed; and

(vi)

cause each amendment or supplement to the Canadian Prospectus to be filed with the Canadian Qualifying Authorities as required pursuant to Canadian Shelf Procedures or, in the case of any document to be incorporated therein by reference, to be filed with the Canadian Qualifying Authorities as required pursuant to the Canadian Securities Laws, within the time period prescribed.

(b)

Notice of stop orders. Granite will advise the Agents, promptly after it receives notice thereof, of the issuance by the SEC or the Canadian Qualifying Authorities of any stop order or of any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Units, of any notice of objection of the SEC to the use of the form of the Registration Statement or any post-effective amendment thereto, of the suspension of the qualification of the Units for offering or sale in the United States or the Canadian Qualifying Jurisdictions, of the initiation or threatening of any proceeding for any such purpose, or of any request by the SEC or the Canadian Qualifying Authorities for the amending or supplementing of the Registration Statement or the Prospectuses or for additional information relating to the Units. If there is a Placement Notice that has been issued by Granite that has not been suspended or terminated in accordance with the notice requirements set forth in Article 5 or Article 15, as applicable, Granite will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Units, a notice of objection of the SEC to the form of the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Units or suspending any such qualification, Granite will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible. If there is no such outstanding Placement Notice, then, if, in Granite’s determination and at Granite’s sole discretion, it is necessary to prevent the issuance of any stop order or have a stop order lifted, Granite will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Units, a notice of objection of the SEC to the form of the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Units or suspending any such qualification, Granite will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible.

(c)

Delivery of Prospectuses; subsequent changes. Within the time during which a prospectus relating to the Units is required to be delivered by the Agents under the U.S. Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 or Rule 173(a) under the U.S. Securities Act) or the Canadian Securities Laws, Granite will comply in all material respects with all requirements imposed upon it by the U.S. Securities Act, by the Rules and Regulations and by the Canadian Securities Laws, as appropriate and as from time to time in force, and will file or furnish on or before their respective due dates all reports required to be filed or furnished by it with the SEC pursuant to sections 13(a), 13(c), or 15(d) of the Exchange Act, if applicable, or any other provision of or under the Exchange Act or with the Canadian Qualifying Authorities pursuant to the Canadian Securities Laws, as appropriate. If during such period any event occurs as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or the Prospectuses to comply with the U.S. Securities Act or the Canadian Securities Laws, Granite will immediately notify the Agents to suspend the offering of Placement Units during such period and, if, in Granite’s determination and at Granite’s sole discretion, it is necessary to file an amendment or supplement to the Registration Statement or the Prospectuses to comply with the U.S. Securities Act, the Rules and Regulations, or the Canadian Securities Laws, Granite will promptly prepare and file with the Canadian Qualifying Authorities and the SEC such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or the Prospectuses comply with such requirements, and Granite will furnish to the Agents such number of copies of such amendment or supplement as the Agents may reasonably request.

(d)

Delivery of Registration Statement and Prospectuses. Granite will furnish to the Agents and their counsel (at the expense of Granite) copies of the Registration Statement, the Prospectuses (including all documents incorporated by reference therein), in the English language, and all amendments and supplements to the Registration Statement or the Prospectuses that are filed with the SEC or Canadian Qualifying Authorities during the period in which a prospectus relating to the Units is required to be delivered under the U.S. Securities Act (including all documents filed with the SEC during such period that are deemed to be incorporated by reference therein) or the Canadian Qualifying Authorities (including all documents filed with the Canadian Qualifying Authorities during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Agents may from time to time reasonably request; provided, however, Granite shall not be required to furnish any documents to the Agents that are available on SEDAR or EDGAR.

(e)

Granite information. Granite will furnish to the Agents such information in its possession as is reasonably requested by the Agents as necessary or appropriate to fulfil its obligations as agent pursuant to this Agreement, the U.S. Securities Act and Canadian Securities Laws.

(f)

Earnings statement. Granite will make generally available to its security holders as soon as practicable, but in any event not later than fifteen (15) months after the end of Granite’s current fiscal quarter, an earnings statement covering a twelve (12) month period that satisfies the provisions of section 11(a) of the U.S. Securities Act and Rule 158 of the Rules and Regulations.

(g)

Material non-public information. Granite covenants that it will not issue a Placement Notice to any Agent in accordance with Article 3 hereof if Granite is in possession of material non-public information regarding Granite and its subsidiaries, taken as a whole, or the Units.

(h)

Expenses. Granite, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated in accordance with Article 14, will pay all expenses relating to the following matters: (i) the preparation, printing and filing of the Registration Statement and each amendment and supplement thereto, of each of the Prospectuses and of each amendment and supplement thereto and of each Issuer Free Writing Prospectus; (ii) the preparation, issuance and delivery of the Placement Units, including any transfer agent fees payable in connection therewith; (iii) all fees and disbursements of Granite’s counsel, accountants and other advisors; (iv) the reasonable fees, disbursements and expenses of counsel to the Agents in connection with this Agreement, the Registration Statement and the Prospectuses and ongoing services in connection with the transaction contemplated hereunder; (v) the qualification of the Placement Units under securities law, including filing fees in connection therewith; (vi) the printing and delivery to the Agents of copies of the Prospectuses and any amendments or supplements thereto, and of this Agreement; (vii) the fees and expenses incurred in connection with the listing or qualification of the Placement Units for trading on the TSX and NYSE; and (viii) the filing fees and expenses related to the SEC, the Canadian Qualifying Authorities and the Financial Industry Regulatory Authority (including reasonable fees and disbursements of counsel to the Agents incurred in connection therewith). All fees and expenses are to be paid in the currency in which such fees and expenses were incurred.

(i)	Use of proceeds. Granite will use the Net Proceeds as described in the Prospectuses.

(j)

Change of circumstances. During the term of this Agreement, Granite will, at any time during a fiscal quarter in which Granite intends to deliver a Placement Notice to the Agents to sell Placement Units, advise the Agents promptly after it has received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided to the Agents pursuant to this Agreement.

(k)

Due diligence cooperation. Granite will cooperate with any due diligence review conducted by the Agents or their agents, including, without limitation, providing information and making available documents and senior corporate officers, as the Agents or their counsel may reasonably request; provided, however, that Granite shall be required to make available senior corporate officers only by telephone or at Granite’s principal offices, and during Granite’s ordinary business hours.

(l)

Affirmation of representation, warranties, covenants and other agreements. Upon commencement of the offering of the Placement Units under this Agreement (and upon the recommencement of the offering of the Placement Units under this Agreement following any suspension of sales under Article 5), and at each Applicable Time, each Settlement Date and each Amendment Date, Granite shall be deemed to have affirmed each representation and warranty contained in this Agreement.

(m)

Required filings relating to Placement Units. In each quarterly report, annual information form or annual financial statements/annual report on Form 40-F filed by Granite in respect of any quarter in which sales of Placement Units were made by the Agents under this Agreement, Granite shall set forth with regard to such quarter the number of Placement Units sold through the Agents under this Agreement, the Net Proceeds received by Granite and the compensation paid by Granite to the Agents, which may be combined with the related Offering expenses (if Granite determines, in its sole discretion, that such combined disclosure is advisable or required) with respect to the sale of such Placement Units pursuant to this Agreement. For so long as the Units are listed on the TSX, Granite will provide the TSX with all information it requires with respect to the Offering within the timelines prescribed by the TSX.

(n)

Representation Date; certificate. During the term of this Agreement, each time Granite: (i) files the Prospectuses relating to the Placement Units or amends or supplements the Registration Statement or the Prospectuses relating to the Placement Units by means of a post-effective amendment or supplement but not by means of incorporation of document(s) by reference to the Registration Statement or the Prospectuses relating to the Placement Units; (ii) files or amends an annual information form or annual financial statements; (iii) files or amends interim financial statements; or (iv) at any other time reasonably requested by the Agents (each date of filing of one or more of the documents referred to in clauses (i) through (iii) and any time of request pursuant to (iv) above shall be a “Representation Date”), Granite shall furnish the Agents with a certificate, in the form attached hereto as Exhibit A within three (3) Trading Days of any Representation Date. The requirement to provide a certificate under this Section 9.1(n) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date Granite delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which Granite files its annual information form. Notwithstanding the foregoing, if Granite subsequently decides to sell Placement Units following a Representation Date when Granite relied on such waiver and did not provide the Agents with a certificate under this Section 9.1(n), then before Granite delivers the Placement Notice or the Agents sell any Placement Units, Granite shall provide the Agents with a certificate, in the form attached hereto as Exhibit A, dated the date of the Placement Notice.

(o)

Legal opinions. Upon execution of this Agreement and within three (3) Trading Days of each Representation Date with respect to which Granite is obligated to deliver a certificate in the form attached hereto as Exhibit A for which no waiver is applicable and concurrently with the delivery of a certificate pursuant to the last sentence of Section 9.1(n), Granite will furnish or cause to be furnished to the Agents and to counsel to the Agents: (A) the written opinion of Blake, Cassels & Graydon LLP, Canadian counsel for Granite as to the laws of Ontario, Alberta, British Columbia and Québec and the laws of Canada applicable therein and by local counsel as to the matters relating to jurisdictions other than Ontario, Alberta, British Columbia and Québec, such opinion letter to cover the matters set out in Exhibit B attached hereto; (B) the written opinion of tax counsel to the REIT and Granite GP, in form and substance satisfactory to the Agents and their legal counsel, acting reasonably, confirming its opinions concerning tax matters contained under the headings “Certain Canadian Federal Income Tax Considerations”, “Eligibility for Investment” and “Certain U.S. Federal Income Tax Considerations” in the Canadian Prospectus Supplement to be substantially similar to the form attached hereto as Exhibit C; and (C) the written opinion and a negative assurance letter, to the extent applicable, of Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel for Granite, such opinion and negative assurance letter to be substantially similar to the form attached hereto as Exhibit D, each dated the date the opinion is required to be delivered, in a form and substance satisfactory to the Agents and their counsel, acting reasonably, or, in lieu of such opinions, counsel last furnishing such opinion to the Agents may furnish the Agents with a letter to the effect that the Agents may rely on such last opinion to the same extent as though it was dated the date of such letter authorizing reliance (except that statements in such last opinion shall be deemed to relate to the Registration Statement and the Prospectuses as amended and supplemented to the time of delivery of such letter authorizing reliance).

(p)

Comfort Letters of auditors. Upon execution of this Agreement and (x) within three (3) Trading Days of each Representation Date with respect to which Granite is obligated to deliver a certificate in the form attached hereto as Exhibit A for which no waiver is applicable and (y) concurrently with the delivery of a certificate pursuant to the last sentence of Section 9.1(n), Granite shall cause its auditors to furnish to the Agents a letter (the “Comfort Letter”) dated the date each such Comfort Letter is delivered, in form and substance satisfactory to the Agents, acting reasonably, addressed to the Agents, (i) relating to the verification of certain of the financial information and statistical and accounting data relating to Granite and its subsidiaries, as applicable, each as contained in the Registration Statement and the Prospectuses or incorporated by reference therein, which comfort letter shall be based on a review having a cut-off date not more than two (2) Business Days prior to the date of such letter; (ii) stating that such auditors are independent within the meaning of the Rules of Professional Conduct of Chartered Professional Accountants of Ontario, and within the meaning of the U.S. Securities Act and the applicable rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board (United States), and that in their opinion the audited financial statements of Granite incorporated by reference in the Registration Statement and the Prospectuses comply as to form in all material respects with the published accounting requirements of the U.S. Securities Act and the related regulations and with the applicable accounting requirements of the U.S. Securities Act and the Exchange Act and the related published rules and regulations adopted by the SEC (the first such letter, the “Initial Comfort Letters”) and (iii) updating the Initial Comfort Letters with any information which would have been included in the Initial Comfort Letters had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letter.

(q)

Market activities. Granite will not, directly or indirectly: (i) take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws or the Exchange Act or otherwise, stabilization or manipulation of the price of any security of Granite to facilitate the sale or resale of the Placement Units; or (ii) sell (other than under this Agreement), bid for or purchase the Placement Units, or pay anyone any compensation for soliciting purchases of the Placement Units other than the Agents.

(r)

Investment Company Act. Granite will conduct its affairs in such a manner so as to reasonably ensure that prior to the termination of this Agreement, it will not be or become required to register as an “investment company” as defined in the United States Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

(s)

No offer to sell. Other than a free writing prospectus (as defined in Rule 405 of the U.S. Securities Act) approved in advance by Granite and the Agents in each of their capacities as principal or agent hereunder, neither the Agents nor Granite (including its agents and representatives, other than the Agents in each of their capacities as such) will make, use, prepare, authorize, approve or refer to any written communication (as defined in Rule 405 of the U.S. Securities Act), required to be filed by it with the SEC, that constitutes an offer to sell or solicitation of an offer to buy Placement Units hereunder.

(t)

Consent to Agents’ trading. Granite consents to the extent permitted under the Securities Act, the Exchange Act, Canadian Securities Laws, the rules of the TSX and the NYSE and under this Agreement, to the Agents trading in the Units of Granite: (i) for the account of their clients at the same time as sales of Placement Units occur pursuant to this Agreement; and (ii) for the Agents’ own accounts provided that no such purchase or sale shall take place by an Agent while such Agent has received a Placement Notice that remains in effect, unless Granite has expressly authorized or consented in writing to any such trades by such Agent.

ARTICLE 10

ADDITIONAL REPRESENTATIONS AND COVENANTS OF GRANITE

10.1 Issuer Free Writing Prospectuses.

(a)

Granite represents that it has not made, and covenants that, unless it obtains the prior written consent of the Agents, it will not make any offer relating to the Units that would constitute an Issuer Free Writing Prospectus required to be filed by it with the SEC or retained by Granite under Rule 433; except as set forth in a Placement Notice, no use of any Issuer Free Writing Prospectus has been consented to by the Agents. Granite agrees that it will comply with the requirements of Rule 164 and Rule 433 of the U.S. Securities Act applicable to any Issuer Free Writing Prospectus, including timely filing with the SEC or retention where required and legending.

(b)	Granite agrees that no Issuer Free Writing Prospectus, if any, will include any information that conflicts with the information contained in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses. In addition, no Issuer Free Writing Prospectus, if any, together with the Prospectuses, will include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to Granite by the Agents expressly stating that such information is intended for use therein.

(c)

Granite agrees that if at any time following issuance of an Issuer Free Writing Prospectus any event occurred or occurs as a result of which such Issuer Free Writing Prospectus would conflict with the information in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses or would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, Granite will give prompt notice thereof to the Agents and, if requested by the Agents, will prepare and furnish without charge to the Agents an Issuer Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to Granite by the Agents expressly stating that such information is intended for use therein.

10.2 Non-issuer free writing prospectus. Granite consents to the use by the Agents of a free writing prospectus that: (i) is not an “issuer free writing prospectus” as defined in Rule 433; and (ii) contains only information describing the terms of the Units or the Offering, or information permitted under Rule 134 under the U.S. Securities Act; provided, however, that the Agents, severally and not jointly, covenant with Granite not to take any action that would result in Granite being required to file with the SEC under Rule 433(d) a free writing prospectus prepared by or on behalf of the Agents that otherwise would not be required to be filed by Granite thereunder, but for the action of the Agents.

10.3 Distribution of Offering materials. Granite has not distributed and will not distribute, during the term of this Agreement, any “marketing materials” (as defined in NI 41-101 General Prospectus Requirements) in connection with the offering and sale of the Placement Units other than the Registration Statement, the Prospectuses or any Issuer Free Writing Prospectus reviewed and consented to by the Agents and included in a Placement Notice (as described in Section 10.1(a) above), provided that the Agents, severally and not jointly, covenant with Granite not to take any action that would result in Granite being required to file with the Canadian Qualifying Authorities any “marketing materials” that otherwise would not be required to be filed by Granite, but for the action of the Agents.

10.4 Purchases under Normal Course Issuer Bid. Without having first agreed with the Agents, acting reasonably, as to the appropriate adjustments, if any, to be made to the parameters set forth in such Placement Notice, Granite will not purchase Units, and not permit any of its affiliates or any person acting on its behalf to purchase Units, under a normal course issuer bid throughout (i) any period during which a Placement Notice is pending or effective, (ii) the period beginning on the second Trading Day immediately prior to the date on which any Placement Notice is delivered to an Agent hereunder and ending on the second Trading Day immediately following the final Settlement Date with respect to the Placement Units sold pursuant to such Placement Notice, and (iii) during the “restricted period” (as set forth in Rule 100 of Regulation M under the Exchange Act), which will be either one “business day” or five “business days” (depending on whether or not Granite’s average daily trading volume value is US$100,000 or more and it has a public float of US$25 million or more at the time of such Placement Notice) immediately prior to the date on which any Placement Notice is delivered to an Agent hereunder and ending after the final Settlement Date with respect to the Placement Units sold and the distribution of any Placement Units sold pursuant to such Placement Notice to purchasers and the completion of any stabilization arrangements and trading restrictions in connection with such distribution contemplated by such Placement Notice.

ARTICLE 11

CONDITIONS TO THE AGENTS’ OBLIGATIONS

11.1 The obligations of the Agents hereunder with respect to a Placement will be subject to the continuing accuracy and completeness of the representations and warranties made by Granite herein, to the due performance by Granite of its obligations hereunder, to the completion by the Agents of a due diligence review satisfactory to the Agents in their reasonable judgment, and to the continuing satisfaction (or waiver by the Agents in their sole discretion) of the following additional conditions:

(a)

Canadian Prospectus Supplements. The Canadian Prospectus Supplements shall have been filed with the Canadian Qualifying Authorities under the Canadian Shelf Procedures and in accordance with this Agreement, all requests for additional information on the part of the Canadian Qualifying Authorities shall have been complied with to the reasonable satisfaction of the Agents and the Agents’ counsel shall remain in full force and effect without amendment.

(b)

Registration Statement effective. The Registration Statement shall remain effective and shall be available for the sale of: (i) all Placement Units issued pursuant to all prior Placements and not yet sold by the Agents; and (ii) all Placement Units contemplated to be issued by the Placement Notice relating to such Placement.

(c)

No material notices. None of the following events shall have occurred and be continuing: (i) receipt by Granite of any request for additional information from the SEC, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental, administrative or self-regulatory authority during the period of effectiveness of the Registration Statement and the Prospectuses, the response to which would require any amendments or supplements to the Registration Statement or the Prospectuses; (ii) the issuance by the SEC, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental authority of any stop order or any order preventing the use of or suspending the effectiveness of the Registration Statement or the Prospectuses or the initiation of any proceedings for that purpose; (iii) receipt by Granite of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Placement Units for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Registration Statement or the Prospectuses or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, Prospectuses or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and in the case of each Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v)

Granite’s reasonable determination that a post-effective amendment to either of the Registration Statement or Prospectuses would be appropriate.

(d)

Certificate. The Agents shall have received the certificate required to be delivered pursuant to Section 9.1(n) on or before the date on which delivery of such certificate is required pursuant to Section 9.1(n).

(e)

Legal opinions. The Agents shall have received the opinions of counsel to be delivered pursuant to Section 9.1(o) on or before the date on which such delivery of such opinions are required pursuant to Section 9.1(o). In addition, on such dates that the opinions required by Section 9.1(o) are delivered, the Agents shall have also received the opinion of McMillan LLP, Canadian counsel for the Agents, with respect to the issuance and sale of the Placement Units in Canada, the Canadian Prospectus and other related matters as the Agents may reasonably require, it being understood that counsel for the Agents may rely on the opinions of counsel for Granite and that counsel for the Agents and counsel for Granite may rely upon the opinions of local counsel as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of Granite, auditors and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors’ rights laws and public policy considerations.

(f)

Comfort Letters. The Agents shall have received the Comfort Letters required to be delivered pursuant to Section 9.1(p) on or before the date on which such delivery of such letter is required pursuant to Section 9.1(p).

(g)

Approved for listing. The Placement Units shall have either been: (i) approved for listing, subject to notice of issuance, on the NYSE and the TSX; or (ii) Granite shall have filed an application for listing of the Placement Units on the NYSE and the TSX at or prior to the issuance of the Placement Notice. Trading in the Units shall not have been suspended on such markets.

(h)

Other materials. On each date on which Granite is required to deliver a certificate pursuant to Section 9.1(n), Granite shall have furnished to the Agents such appropriate further information, certificates and documents as the Agents may reasonably request.

(i)

U.S. Securities Act filings. All filings with the SEC required by General Instruction II.L of Form F-10, the U.S. Securities Act and the Canadian Qualifying Authorities to have been filed prior to the issuance of any Placement Notice hereunder shall have been made within the applicable time period prescribed for such filing by General Instruction II.L of Form F-10, the U.S. Securities Act and Canadian Securities Laws.

(j)	FINRA. If a filing with FINRA is required, FINRA shall not have objected to the fairness or reasonableness of the terms or arrangements under this Agreement.

ARTICLE 12

INDEMNIFICATION AND CONTRIBUTION

12.1 Granite (the “Indemnifying Party”) shall indemnify and hold harmless each of the Agents and their respective subsidiaries and affiliates, and each of their respective directors, officers, employees, shareholders, partners and agents (collectively, the “Indemnified Parties”) to the fullest extent lawful, from and against all losses (other than losses of profit in connection with the distribution of the Placement Units), claims (including shareholder actions, derivative or otherwise), reasonable costs, reasonable expenses, actions, suits, proceedings, investigations, damages and liabilities (joint and several), including, without limitation, the reasonable fees and expenses of their counsel, all amounts paid to settle Claims (as defined below) if settled in accordance with the terms hereof or satisfy judgments or awards, and other reasonable out-of-pocket expenses incurred in investigating and defending any pending or threatened action, suit, proceeding, investigation or claim that may be made or threatened against any of the Indemnified Parties or in enforcing this indemnity (collectively, the “Claims”), to which any of the Indemnified Parties may become subject or otherwise involved in any capacity insofar as the Claims arise out of, result from, are based upon, or arise directly or indirectly by reason of:

(a)

any information or statement (except any information or statement relating to Agents’ Disclosure) contained or incorporated by reference in the Prospectuses or any amendment thereto, being or being alleged to be an untrue statement, omission or misrepresentation;

(b)

any order made or any inquiry, investigation or proceeding announced, instituted or threatened by any court, securities regulatory authority, stock exchange or by any other competent authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to Agents’ Disclosure) in the Prospectuses or any amendment thereto (except any document or material delivered or filed solely by the Agents) preventing or restricting the trading in or the sale or distribution of the Placement Units in any of the Canadian Qualifying Jurisdictions;

(c)

any breach or default under any representation, warranty, covenant or agreement of Granite in this Agreement or any other documents, materials, instruments or certificates to be delivered pursuant hereto or the failure of Granite to comply with any of its obligations hereunder or thereunder; or

(d)

Granite failing to comply with any requirement of any Canadian Securities Laws relating to the offering of the Placement Units, or any alleged violation by Granite of any Canadian Securities Laws relating to the Offering.

12.2 If any Claim contemplated by this Article 12 shall be asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this Article 12 shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify the Indemnifying Party, as soon as practicable, of such Claim (provided that any failure or delay to so notify shall not, except (and only) to the extent of actual prejudice to the Indemnifying Party therefrom, affect the Indemnifying Party’s liability under this Article 12), and the Indemnifying Party, shall, subject as hereinafter provided, promptly assume the defence on behalf of the Indemnified Party of any suit brought to enforce such Claim. Any such defence shall be through legal counsel acceptable to the Indemnified Party, and the Indemnifying Party shall pay the reasonable fees and disbursements of such counsel relating to such matter, and no admission of liability or settlement shall be made by the Indemnifying Party without, in each case, the prior written consent of the Indemnified Party, such consent not to be unreasonably withheld. Without limiting the generality of the foregoing, no Indemnifying Party shall, without the Agents’ prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any Claim in respect of which indemnification may be sought hereunder (whether or not any Indemnified Party is a party thereto) unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Parties from any liabilities arising out of such Claim without any admission of negligence, misconduct, liability or responsibility by any Indemnified Party. An Indemnified Party shall have the right to employ one separate counsel in each jurisdiction in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Indemnifying Party fails to assume the defence of such suit on behalf of the Indemnified Party within ten days of receiving notice of such suit or having assumed such defense, fails to pursue it; (ii) the employment of such counsel has been authorized by the Indemnifying Party; or (iii) the named parties to any such suit (including any added or third parties) include both the Indemnified Party and the Indemnifying Party, and the Indemnified Party shall have been advised in writing by counsel that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Indemnifying Party or the Indemnified Party is advised by counsel that there is an actual or potential conflict in the Indemnifying Party’s and its interests (in each of which cases the Indemnifying Party shall not have the right to assume the defence of such suit on behalf of the Indemnified Party, the Indemnified Party shall be required to keep the Indemnifying Party apprised of the developments of the Claim, including providing copies of any material documents related thereto to the Indemnifying Party, and the Indemnifying Party shall be liable to pay the reasonable fees and expenses of the counsel for the Indemnified Party). No admission of liability or settlement may be made by an Indemnified Party without, in each case, the prior written consent of the Indemnifying Party, such consent not to be unreasonably withheld. It is understood that the Indemnifying Party shall, in connection with any one Claim or separate but substantially similar or related Claims in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of only one separate law firm at any time for all Indemnified Parties not having actual or potential differing interests. It is the intention of the Indemnifying Party to constitute the Agents as trustees for the Agents’ subsidiaries and affiliates and their respective directors, officers, employees, shareholders, partners and agents of the covenants of the Indemnifying Party under this Article 12 and the Agents agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

12.3 The Indemnifying Party agrees to reimburse the Agents monthly for the time spent by the Agents’ personnel in connection with any Claim at their normal per diem rates, together with such reasonable disbursements and out-of-pocket expenses incurred by the personnel in connection therewith. The Indemnifying Party also agrees that if any Claim is brought against, or an investigation commenced in respect of, the Indemnifying Party or the Indemnifying Party and the Indemnified Party and personnel of the Agents will be required to testify, participate or respond in respect of or in connection with this Agreement, the Agents will have the right to employ their own counsel in connection therewith and the Indemnifying Party will reimburse the Agents monthly for the time spent by their personnel in connection therewith at their normal per diem rates together with such reasonable disbursements and out-of-pocket expenses as may be incurred, including reasonable fees and disbursements of one Agents’ counsel per jurisdiction.

12.4 If for any reason the indemnification provided for in Section 12.1 is unavailable or unenforceable, in whole or in part, to or by an Indemnified Party in respect of any losses, claims, damages, liabilities, costs or expenses (or Claims in respect thereof) for which indemnity is provided in Section 12.1, and subject to the restrictions and limitations referred to therein, the Indemnifying Party and the Agents shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such losses (other than losses of profits in connection with the distribution of the Placement Units), claims, damages, liabilities, costs or expenses (or Claims in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Indemnifying Party on the one hand and the Agents on the other hand from the sale of the Placement Units as well as their relative fault; provided, however, that each of the Agents shall not in any event be liable to contribute, in the aggregate, any amount in excess of that Indemnified Party’s portion of the Placement Fee actually received under this Agreement.

The relative benefits received by the Indemnifying Party on the one hand and the Agents on the other hand shall be deemed to be in the proportion that the total proceeds received from the sale of the Placement Units (net of the Placement Fee (or any portion thereof) actually received) is to the Placement Fee (or any portion thereof) actually received. The amount paid or payable by an Indemnified Party as a result of such losses, claims, damages, liabilities, costs or expenses (or Claims in respect thereof) referred to above shall be deemed to include any reasonable legal or other expenses incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, costs or reasonable expenses (or Claims in respect thereof), whether or not resulting in any such Claim.

12.5 The Agents shall cease to be entitled to the rights of indemnity and contribution contained in this Article 12 and shall reimburse any funds advanced by the Indemnifying Party pursuant to this Article 12:

(a)

if Granite has complied with the provisions of Sections 9.1(c) and 9.1(d) and the person asserting any Claim for which indemnity would otherwise be available was not delivered a copy of the Prospectuses or was not provided with a copy of any amendment which corrects any misrepresentation contained in the Prospectuses which is the basis for such Claim and which Prospectuses or amendment is required under Canadian Securities Laws to be delivered to such person by the Agents; or

(b)

if and to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that a Claim to which an Indemnified Party may be subject has resulted from the gross negligence or wilful misconduct of the Indemnified Party (provided that for greater certainty, an Agent’s failure to conduct such reasonable investigations so as to provide reasonable grounds for a belief that the Prospectuses or any amendment contained no misrepresentation (or, colloquially, to permit the Agent to sustain a “due diligence defense” under Canadian Securities Laws) shall not automatically be deemed to constitute “gross negligence” or “wilful misconduct” for purposes of this Section 12.5(a) or otherwise automatically be deemed to disentitle an Indemnified Party from claiming indemnification or contribution).

12.6 The Agents shall be indemnified by Granite to the extent and manner as set out herein. Such indemnity shall be in addition to, and not in derogation or substitution for, any other liability that any party may have, or any right that any of the Indemnified Parties may have, apart from that indemnity, and shall be binding upon and enure to the benefit of any successors, permitted assigns, heirs and personal representatives of the Indemnifying Parties, the Agents or any other Indemnified Party. The rights of contribution provided in this Article 12 are in addition to and not in derogation or substitution of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law.

12.7 The Indemnifying Party hereby waives any right it may have of first requiring an Indemnified Party to proceed against, enforce any other right, power, remedy or security or claim payment from, any other person before claiming against it (or either entity comprising the Indemnifying Party under this Article 12).

ARTICLE 13

REPRESENTATIONS AND AGREEMENT TO SURVIVE DELIVERY

13.1 All representations and warranties of Granite herein or in certificates delivered pursuant hereto shall remain operative and in full force and effect regardless of: (i) any investigation made by or on behalf of the Agents, any controlling persons, or Granite (or any of their respective officers, directors or controlling persons); (ii) delivery and acceptance of the Placement Units and payment therefor; or (iii) any termination of this Agreement.

ARTICLE 14

TERMINATION

14.1 Granite shall have the right to terminate this Agreement with any or all of the Agents in its sole discretion at any time by giving written notice as hereinafter specified. Any such termination shall be without liability of any party to any other party except that the provisions of Section 9.1(h), Article 12, Section 13.1, Section 14.5, Section 16.1, Section 19.1, Section 19.2 and Section 19.3 hereof shall remain in full force and effect notwithstanding such termination.

14.2 Each Agent shall have the right to terminate its obligations under this Agreement in its sole discretion at any time after the date of this Agreement by giving written notice as hereinafter specified. Any such termination shall be without liability of any party to any other party except that the provisions of Section 9.1(h), Article 12, Section 13.1, Section 14.5, Section 16.1, Section 19.1, Section 19.2 and Section 19.3 hereof shall remain in full force and effect notwithstanding such termination.

14.3 Unless previously terminated pursuant to this Article 14, this Agreement shall automatically terminate upon the earlier of (i) November 1, 2023; (ii) the issuance and sale of all the Placement Units through the Agents on the terms and subject to the conditions set forth herein; and (iii) the withdrawal of the Canadian Prospectus Supplement or the Canadian Final Base Prospectus; provided, however, that any such termination shall in all cases be deemed to provide that 9.1(h), Article 12, Section13.1, Section 14.5, Section 16.1, Section 19.1, Section 19.2 and Section 19.3 shall remain in full force and effect.

14.4 This Agreement shall remain in full force and effect unless terminated pursuant to Sections 14.1, 14.3 or otherwise by mutual agreement of the parties; provided, however, that any such termination shall in all cases be deemed to provide that 9.1(h), Article 12, Section 13.1, Section 14.5, Section 16.1, Section 19.1, Section 19.2 and Section 19.3 shall remain in full force and effect.

14.5 Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided, however, that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agents or Granite, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Units, such Placement Units shall settle in accordance with the provisions of this Agreement.

14.6 In the event that Granite terminates this Agreement, as permitted under Section 14.1, Granite shall be under no continuing obligation, either pursuant to this Agreement or otherwise to utilize the services of the Agents in connection with any sale of securities of Granite or to pay any compensation to the Agents other than compensation with respect to sales of Placement Units subscribed on or before the termination date and Granite shall be free to engage other placement agents and underwriters from and after the termination date with no continuing obligation to the Agents.

ARTICLE 15

NOTICES

15.1 Any notice or other communication required or permitted to be given by any party to any other party pursuant to the terms of this Agreement (except for such notices to be delivered to the Authorized Representatives set out on Schedule 1 attached hereto, as such Schedule 1 may be amended from time to time by written notice to each of the parties hereto) shall be in writing and addressed and delivered as follows:

(a)	If to the Agents, addressed and delivered to:

BMO Nesbitt Burns Inc.

First Canadian Place

100 King Street West, 5th Floor

Toronto, ON M5X 1H3

Attention:     Michael Brodie

E-mail:         [REDACTED]

-and-

Scotia Capital Inc.

Scotia Plaza

40 King St. West, 64th Floor

Toronto, ON M5W 2X6

Attention:     Justin Bosa

E-mail:         [REDACTED]

-and-

TD Securities Inc.

TD Tower

66 Wellington Street West, 9th Floor

Toronto, Ontario M5K 1A2

Attention:     Derek Dermott

E-mail:         [REDACTED]

With a copy to:

McMillan LLP

Brookfield Place

181 Bay Street, Suite 4400

Toronto, Ontario M5J 2T3

Attention:     Georges Dube

E-mail:         [REDACTED]

(b)	If to the REIT or Granite, shall be addressed and delivered to:

Granite Real Estate Investment Trust

77 King Street West, Suite 4010

P.O. Box 159

Toronto-Dominion Centre

Toronto, ON M5K 1H1

Attention: Kevan Gorrie

E-mail: [REDACTED]

With a copy to:

Blake, Cassels & Graydon LLP

199 Bay Street, Suite 4000

Toronto, Ontario M5L 1A9

Attention:     Brendan Reay

E-mail:         [REDACTED]

-and-

Paul, Weiss, Rifkind, Wharton & Garrison LLP

77 King Street West, Suite 3100

Toronto, Ontario M5K 1J3

Attention:     Christopher J. Cummings

E-mail:         [REDACTED]

15.2 Each party to this Agreement may change such address for notices by sending to the other party to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given: (i) when delivered personally or by e-mail (with an original to follow) on or before 4:30 p.m., Toronto time, on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day; (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier; (iii) on the Business Day actually received if deposited in the mail (certified or registered mail, return receipt requested, postage prepaid); and (iv) if sent by email, on the Business Day on which receipt is confirmed by the individual to whom the notice is sent, other than via auto-reply.

ARTICLE 16

CONSENT TO JURISDICTION

16.1 Granite irrevocably: (i) agrees that any legal suit, action or proceeding against Granite brought by any Agent or by any person who controls any Agent arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in any Ontario court; (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding; and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. To the extent that Granite has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law. The provisions of this Section 16.1 shall survive any termination of this Agreement, in whole or in part.

ARTICLE 17

SUCCESSORS AND ASSIGNS

17.1 This Agreement shall inure to the benefit of and be binding upon Granite and the Agents and their respective successors and the affiliates, controlling persons, officers and directors referred to in Section

12.1 hereof. References to any of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No party may assign its rights or obligations under this Agreement without the prior written consent of the other parties.

ARTICLE 18

ADJUSTMENTS FOR STOCK SPLITS

18.1 The parties hereto acknowledge and agree that all share related numbers contained in this Agreement shall be adjusted to take into account any stock split, stock dividend or similar event effected with respect to the Units.

ARTICLE 19

GENERAL

19.1 This Agreement (including all schedules and exhibits attached hereto and Placement Notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof. Neither this Agreement, nor any term hereof, may be amended except pursuant to a written instrument executed by Granite and the Agents. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

19.2 This Agreement and any claim, controversy or dispute relative to or arising out of this Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

19.3 Granite and each of the Agents hereby irrevocably waive any right either may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or any transaction contemplated hereby.

19.4 The parties acknowledge that they are sophisticated in business and financial matters and that each of them is solely responsible for making its own independent investigation and analysis of the transactions contemplated by this Agreement. They further acknowledge that the Agents have not been engaged by Granite to provide, and have not provided, financial advisory services in connection with the terms of the Offering nor have the Agents assumed at any time a fiduciary relationship to Granite in connection with such Offering. Granite hereby waives, to the fullest extent permitted by law, any claims it may have against the Agents for breach of fiduciary duty or alleged breach of fiduciary duty and agrees the Agents shall have no liability (whether direct or indirect) to Granite in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of Granite, including shareholders, employees or creditors of Granite.

19.5 In accordance with the requirements of the USA PATRIOT Act, the Agents are required to obtain, verify and record information that identifies their respective clients, including Granite, which information may include the name and address of their respective clients, as well as other information that will allow the Agents to properly identify their respective clients.

19.6 Recognition of the U.S. Special Resolutions Regimes.

(a)

In the event that any Agent that is a Covered Entity (as defined below) becomes subject to a proceeding under a U.S. Special Resolution Regime (as defined below), the transfer from such Agent of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)

In the event that any Agent that is a Covered Entity or a BHC Act Affiliate (as defined below) of such Agent becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights (as defined below) under this Agreement that may be exercised against such Agent are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

(c)

For purposes of this Section 19.6, a “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k). “Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b). “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable. “U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

19.7 This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one party to the other may be made by email transmission. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

19.8 If the foregoing accurately reflects your understanding and agreement with respect to the matters described herein please indicate your agreement by countersigning this Agreement in the space provided below.

Very truly yours,

GRANITE REAL ESTATE INVESTMENT TRUST

By:	/s/ Kevan Gorrie
Name: Kevan Gorrie
Title: Chief Executive Officer

GRANITE REIT INC.

By:	/s/ Kevan Gorrie
Name: Kevan Gorrie
Title: Chief Executive Officer

The foregoing agreement is hereby accepted and agreed to as of the date first written above.

BMO NESBITT BURNS INC.

By:	/s/ Michael Brodie
Name: Michael Brodie
Title: Director

SCOTIA CAPITAL INC.

By:	/s/ Justin Bosa
Name: Justin Bosa
Title: Managing Director

TD SECURITIES INC.

By:	/s/ Derek Dermott
Name: Derek Dermott
Title: Managing Director

SCHEDULE 1

AUTHORIZED REPRESENTATIVES

The Authorized Representatives of Granite are as follows:

Name and Office/Title	E-mail Address	Telephone Numbers
Kevan Gorrie Chief Executive Officer	[REDACTED]	[REDACTED]
Teresa Neto Chief Financial Officer	[REDACTED]	[REDACTED]

The Authorized Representatives of BMO Nesbitt Burns Inc. are as follows:

Name and Office/Title	E-mail Address	Telephone Numbers
James Ehrensperger Managing Director	[REDACTED]	[REDACTED]

The Authorized Representatives of Scotia Capital Inc. are as follows:

Name and Office/Title	E-mail Address	Telephone Numbers
Justin Bosa Managing Director	[REDACTED]	[REDACTED]
Geoff Darling Managing Director	[REDACTED]	[REDACTED]
Paul O’Hea Managing Director & Head, Global Equity Sales & Trading	[REDACTED]	[REDACTED]

The Authorized Representatives of TD Securities Inc. are as follows:

Name and Office/Title	E-mail Address	Telephone Numbers
Chris Finora Managing Director	[REDACTED]	[REDACTED]
George Stratis Managing Director	[REDACTED]	[REDACTED]

EXHIBIT A

OFFICER’S CERTIFICATE

I, [name of executive officer], the [title of executive officer] of Granite Real Estate Investment Trust (the “REIT”), a real estate investment trust formed under the laws of the Province of Ontario, and the [title of executive officer] of Granite REIT Inc. (“Granite GP”), a corporation incorporated under the laws of the Province of British Columbia, do hereby certify in such capacity and not in my personal capacity, on behalf of the REIT and Granite GP pursuant to Section 9.1(n) of the equity distribution agreement dated November 3, 2021 (the “Distribution Agreement”) among the REIT, Granite GP, BMO Nesbitt Burns Inc., Scotia Capital Inc. and TD Securities Inc., and without personal liability, that, to the best of my knowledge:

(i)

Except as set forth in the Registration Statement, the Prospectuses and the Disclosure Package, if any, the representations and warranties of Granite in Section 8.1 of the Distribution Agreement are true and correct on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date; and

(ii)	The REIT and Granite GP have complied with all agreements and satisfied all conditions on its part to be performed or satisfied pursuant to the Distribution Agreement at or prior to the date hereof.

Capitalized terms used but not defined herein shall have the meanings assigned thereto in the Distribution Agreement.

Date:	By
Name:
Title:

EXHIBIT B

MATTERS TO BE COVERED BY INITIAL OPINION OF THE REIT AND GRANITE GP’S

CANADIAN COUNSEL

The opinion of the REIT’s and Granite GP’s Canadian counsel shall be in respect of the following matters:

1.

as to the due formation or incorporation, as applicable, and valid existence of the REIT, Granite GP and Granite LP under the laws of its jurisdiction of formation or incorporation, as the case may be, and as to the adequacy of the power and authority of the REIT and Granite GP to carry out its obligations under this Agreement and of the REIT and Granite GP to create, authorize and issue the Placement Units;

2.	as to the authorized capital of the REIT, Granite GP and Granite LP;

3.

that the REIT, Granite GP and Granite LP have all requisite power, capacity and authority under the laws of its jurisdiction of formation or incorporation, as the case may be, to own or lease its properties and assets and, in the case of the REIT and Granite GP, to carry out the transactions contemplated by this Agreement;

4.

that the REIT and Granite GP each has the corporate power to enter into and deliver this Agreement and to perform its obligations thereunder and to carry out the transactions contemplated thereby, and this Agreement has been duly authorized, executed and, to the extent delivery is a matter governed by applicable Ontario Law, delivered by the REIT and Granite GP, and such agreement is a legal, valid and binding agreement of each of the REIT and Granite GP and is enforceable against each of the REIT and Granite GP in accordance with its terms under applicable Ontario Law, subject to customary qualifications relating to bankruptcy, insolvency or other similar laws affecting creditors’ rights generally and the availability of any equitable remedy;

5.

that all necessary corporate action has been taken by the REIT and Granite GP to authorize (i) the execution of the Canadian Prospectus and the filing of the Canadian Base Prospectus and the Canadian Prospectus Supplement with the Securities Commissions, and (ii) the filing of the U.S. Base Prospectus and U.S. Prospectus Supplement with the United Stated Securities and Exchange Commission and the delivery of the U.S. Prospectus;

6.

that the REIT Units and GP Shares forming part of the Placement Units have been duly authorized and reserved for issuance and, when issued in accordance with the terms of this Agreement at each Settlement Date, upon the REIT and Granite GP receiving payment of the purchase price therefor, the REIT Units and GP Shares will be validly issued and outstanding as fully paid and non-assessable securities in the capital of the REIT and Granite GP, respectively;

7.	that the attributes and characteristics of the Placement Units conform in all material respects with the descriptions thereof in the Disclosure Documents;

8.

that (i) the execution and delivery of this Agreement; (ii) the performance and compliance with the terms of this Agreement; (iii) the issue and sale of the Placement Units; and (iv) the consummation of the transactions contemplated by this Agreement by the REIT and Granite GP, will not result in any breach of, or be in conflict with or constitute a default under or create a state of facts (whether after notice or lapse of time or both) which would constitute a default under, any of the terms, conditions or provisions of the constating documents of the REIT and Granite GP;

9.

that no consent, approval, authorization, filing with or order of any court or governmental agency or body is required in connection with the issuance and sale of the Placement Units, other than (i) as have been obtained or made under applicable Canadian Securities Laws, and (ii) the approval of the TSX to the listing of the Placement Units;

10.

that the Units are listed and posted for trading on the TSX and the TSX has conditionally approved the listing and posting for trading of up to 2,553,459 Placement Units, subject to Granite fulfilling all of the requirements of such exchange;

11.	that Computershare Investor Services Inc. has been duly appointed as transfer agent and registrar for the Units;

12.

that all necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled by the Trustees, in their capacity as trustees of the REIT, and by Granite GP, to qualify the Placement Units for distribution to the public under applicable Canadian Securities Laws through persons who are registered in the appropriate category of registration under applicable Canadian Securities Laws and who have complied with the relevant provisions of such laws; and

13.

that as of the date hereof, the statements under the caption “Enforcement of Certain Civil Liabilities” in the Disclosure Documents, insofar as such statements constitute summaries of legal matters, legal proceedings, laws or regulations (or the interpretation or administration of laws or regulations by any relevant government authorities) are accurate in all material respects.

EXHIBIT C

MATTERS TO BE COVERED BY INITIAL OPINION OF THE REIT AND GRANITE GP’S

TAX COUNSEL

The opinion of the REIT’s and Granite GP’s tax counsel shall be in respect of the following matters:

1.

that the statements contained in the Prospectus Supplement under the heading “Certain Canadian Federal Income Tax Considerations”, “Eligibility for Investment” and “Certain U.S. Federal Income Tax Considerations”, insofar as such statements constitute statements of law, are accurate, subject to the assumptions, qualifications, limitations and restrictions set out therein; and

2.

that provided that, on the date hereof, the Placement Units are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX and the NYSE), the Placement Units, if issued on such date, would be on such date qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, registered retirement income fund, registered disability savings plan, tax-free savings account, registered education savings plan or deferred profit sharing plan.

EXHIBIT D

MATTERS TO BE COVERED BY INITIAL OPINION AND NEGATIVE ASSURANCE

LETTER OF THE REIT AND GRANITE GP’S U.S. COUNSEL

November __, 2021

BMO Nesbitt Burns Inc.

First Canadian Place

100 King Street West, 5th Floor

Toronto, ON M5X 1H3

Scotia Capital Inc.

Scotia Plaza

40 King St. West, 64th Floor

Toronto, ON M5W 2X6

TD Securities Inc.

TD Tower

66 Wellington Street West, 9th Floor

Toronto, Ontario M5K 1A2

Ladies and Gentlemen:

We have acted as special United States counsel to Granite Real Estate Investment Trust, an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the Province of Ontario (the “REIT”), and Granite REIT Inc., a British Columbia corporation (“Granite GP”, and together with the REIT, “Granite”), in connection with the Equity Distribution Agreement (the “Equity Distribution Agreement”), dated November 3, 2021, among each of you (collectively, the “Agents”), the REIT and Granite GP, relating to the offer and sale by the REIT and Granite GP through the Agents, from time to time during the term of the Equity Distribution Agreement, of Stapled Units (as defined herein), having an aggregate sales price of up to C$250,000,000. The trust units of the REIT (each, a “REIT Unit”) and the common shares of Granite GP (each, a “GP Share”) trade as stapled units (“Stapled Units”), each Stapled Unit consisting of one REIT Unit and one GP Share. This letter is being furnished at the request of Granite as contemplated by Section 9.1(o) of the Equity Distribution Agreement. Capitalized terms used and not otherwise defined in this letter have the respective meanings given those terms in the Equity Distribution Agreement.

Granite has filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form F-10 (File No. 333-260011) under the Securities Act of 1933, as amended (the “Act”). The Registration Statement was filed on October 4, 2021 and automatically became effective pursuant to Rule 467(a) under the Act. The Form F-X of Granite, dated October 4, 2021 (the “Form F-X”), was filed with the Commission concurrently with the Registration Statement. In this letter, the Registration Statement, as amended as of the time the Equity Distribution Agreement was executed, including the documents incorporated by reference therein, is referred to as the “Registration Statement”; and the base prospectus, dated October 1, 2021, included as part of the Registration Statement, as supplemented by the prospectus supplement, dated November 3, 2021, as filed pursuant to General Instruction II.L. of Form F-10, including the documents incorporated by reference therein, is referred to as the “U.S. Prospectus.” Granite has filed a short form base shelf prospectus (the “Canadian Base Prospectus”), dated October 1, 2021, and a prospectus supplement (together with the Canadian Base Prospectus and the documents incorporated by reference therein, the “Canadian Prospectus”), dated November 3, 2021, in each case with the Ontario Securities Commission as principal regulator, and with each of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada.

The Commission’s website indicates that no stop order suspending the effectiveness of the Registration Statement has been issued.

In connection with the furnishing of this letter, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents:

1.	the Registration Statement;

2.	the Form F-X;

3.	the U.S. Prospectus; and

4.	the Equity Distribution Agreement.

In addition, we have examined such other certificates, agreements and documents as we deemed relevant and necessary as a basis for the opinions and beliefs expressed below. We have also relied upon oral and written statements of officers and representatives of Granite, the factual matters contained in the representations and warranties made in the Equity Distribution Agreement and upon certificates of public officials and officers of Granite. The documents incorporated by reference into the Registration Statement and the U.S. Prospectus were prepared by Granite without our participation.

In our examination of the documents referred to above, we have assumed, without independent investigation, the genuineness of all signatures, the legal capacity of all individuals who have executed any of the documents reviewed by us, the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as certified, photostatic, reproduced or conformed copies of valid existing agreements or other documents, the authenticity of the latter documents and that the statements regarding matters of fact in the certificates, records, agreements, instruments and documents that we have examined are accurate and complete.

Based upon the above, and subject to the stated assumptions, exceptions and qualifications, we are of the opinion that:

1. The Registration Statement and the U.S. Prospectus, as of their respective effective or issue times, appear on their face to be appropriately responsive in all material respects to the requirements of the Act and the rules and regulations of the Commission under the Act, except for the financial statements and other financial data included or incorporated by reference in or omitted from either of them, as to which we express no opinion. The Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the Act and the rules and regulations of the Commission under the Act. We have assumed for purposes of this paragraph, (i) the compliance of the Canadian Prospectus with the requirements of Ontario securities laws, as interpreted and applied by the Ontario Securities Commission and (ii) that the exhibits to the Registration Statement and the documents incorporated by reference in the U.S. Prospectus include all reports or information that in accordance with the requirements of Ontario securities laws, as interpreted and applied by the Ontario Securities Commission, must be made publicly available in connection with the offering of the Stapled Units.

2. The issuance and sale of the Stapled Units by the REIT and Granite GP, the execution and delivery by the REIT and Granite GP of the Equity Distribution Agreement and the performance by the REIT and Granite GP of their obligations thereunder will not violate those laws, rules and regulations of the United States of America and the State of New York (“Applicable Law”), in each case which in our experience are normally applicable to the transactions of the type contemplated by the Equity Distribution Agreement. For purposes of this letter, the term “Applicable Law” does not include federal securities laws (except for purposes of the opinion expressed in paragraph 3 below) or state securities laws, anti-fraud laws, or any law, rule or regulation that is applicable to Granite, the Equity Distribution Agreement or the transactions contemplated thereby solely because such law, rule or regulation is part of a regulatory regime applicable to any party to the Equity Distribution Agreement or any of its affiliates due to the specific assets or business of such party or such affiliate. We express no opinion where the violation could not reasonably be expected to have a material adverse effect on Granite and its subsidiaries, taken as a whole.

3. No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made, is required by the REIT or Granite GP under any Applicable Law for the issuance and sale of the Stapled Units by the REIT and Granite GP, the execution and delivery by the REIT and Granite GP of the Equity Distribution Agreement and the performance by the REIT and Granite GP of their obligations thereunder. For purposes of this letter, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America.

4. Neither the REIT nor Granite GP is or, after giving effect to the offering and sale of the Stapled Units, will be required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

The opinions expressed above are limited to the laws of the State of New York and the federal laws of the United States of America. Our opinions are rendered only with respect to the laws, and the rules, regulations and orders under those laws, that are currently in effect. We express no opinion with respect to the enforceability of any indemnity against any loss in converting into a specified currency the proceeds or amount of a court judgment in another currency.

This letter is furnished by us solely for your benefit in connection with the transactions referred to in the Equity Distribution Agreement and may not be circulated to, or relied upon by, any other person without our prior written consent.

Very truly yours,

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

November __, 2021

BMO Nesbitt Burns Inc.

First Canadian Place

100 King Street West, 5th Floor

Toronto, ON M5X 1H3

Scotia Capital Inc.

Scotia Plaza

40 King St. West, 64th Floor

Toronto, ON M5W 2X6

TD Securities Inc.

TD Tower

66 Wellington Street West, 9th Floor

Toronto, Ontario M5K 1A2

Ladies and Gentlemen:

We have acted as special United States counsel to Granite Real Estate Investment Trust, an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the Province of Ontario (the “REIT”), and Granite REIT Inc., a British Columbia corporation (“Granite GP”, and together with the REIT, “Granite”), in connection with the Equity Distribution Agreement (the “Equity Distribution Agreement”), dated November 3, 2021, among each of you (collectively, the “Agents”), the REIT and Granite GP, relating to the offer and sale by the REIT and Granite GP through the Agents, from time to time during the term of the Equity Distribution Agreement, of Stapled Units (as defined herein), having an aggregate sales price of up to C$250,000,000. The trust units of the REIT (each, a “REIT Unit”) and the common shares of Granite GP (each, a “GP Share”) trade as stapled units (“Stapled Units”), each Stapled Unit consisting of one REIT Unit and one GP Share. This letter is being furnished at the request of Granite in connection with the delivery of our opinion to you of even date herewith under the Equity Distribution Agreement. Capitalized terms used and not otherwise defined in this letter have the respective meanings given those terms in the Equity Distribution Agreement.

Granite has filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form F-10 (File No. 333-260011) under the Securities Act of 1933, as amended (the “Act”). The Registration Statement was filed on October 4, 2021 and automatically became effective pursuant to Rule 467(a) under the Act. The Form F-X of Granite, dated October 4, 2021 (the “Form F-X”), was filed with the Commission concurrently with the Registration Statement. In this letter, the Registration Statement, as amended as of the time the Equity Distribution Agreement was executed, including the documents incorporated by reference therein, is referred to as the “Registration Statement”; and the base prospectus, dated October 1, 2021, included as part of the Registration Statement, as supplemented by the prospectus supplement, dated November 3, 2021, as filed pursuant to General Instruction II.L. of Form F-10, including the documents incorporated by reference therein, is referred to as the “U.S. Prospectus.” Granite has filed a short form base shelf prospectus (the “Canadian Base Prospectus”), dated October 1, 2021, and a prospectus supplement (together with the Canadian Base Prospectus and the documents incorporated by reference therein, the “Canadian Prospectus”), dated November 3, 2021, in each case with the Ontario Securities Commission as principal regulator, and with each of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada.

The primary purpose of our professional engagement was not to establish factual matters or financial, accounting or statistical information. In addition, many determinations involved in the preparation of the Registration Statement and the U.S. Prospectus are of a wholly or partially non-legal character or relate to legal matters outside the scope of this letter. Furthermore, the limitations inherent in the independent verification of factual matters and in the role of outside counsel are such that we have not undertaken to independently verify, and cannot and do not assume responsibility for the accuracy, completeness or fairness of, the statements contained in the Registration Statement and the U.S. Prospectus. The documents incorporated by reference into the Registration Statement and the U.S. Prospectus were prepared by Granite without our participation.

In the course of acting as special United States counsel to Granite in connection with the offering of the Stapled Units, we have participated in conferences and telephone conversations with your representatives, including your Canadian counsel, Canadian counsel to Granite, officers and other representatives of Granite and the independent registered public accountants for Granite, during which conferences and conversations the contents of the Registration Statement and the U.S. Prospectus and related matters were discussed. Based upon such participation (and relying as to factual matters on officers, employees and other representatives of Granite and its subsidiaries), our understanding of the U.S. federal securities laws and the experience we have gained in our practice thereunder, we hereby advise you that our work in connection with this matter did not disclose any information that caused us to believe that (i) at the time the Equity Distribution Agreement was executed, the Registration Statement (except for the financial statements and other financial, accounting or statistical data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, in each case, as to which we express no such belief), included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; or (ii) as of the date hereof, the U.S. Prospectus (except for the financial statements and other financial, accounting or statistical data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, in each case, as to which we express no such belief), included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that we make no comment as to any matters relating to U.S. federal income tax considerations, including without limitation with respect to statements in the U.S. Prospectus under the heading “Certain United States Federal Income Tax Considerations” and statements in Granite’s Annual Information Form, dated March 3, 2021, incorporated by reference in the U.S. Prospectus, under the heading “Risk Factors—Risks Relating to Taxation—United States.”

This letter is furnished by us solely for your benefit in connection with the transactions referred to in the Equity Distribution Agreement and may not be circulated to, or relied upon by, any other person without our prior written consent.

Very truly yours,

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP